United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. and Subsidiaries

Financial Statements as of December 31, 2006 and 2005 and Report of Independent Accountants

Convenience Translation into English of original previously issued in Portuguese

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.	42.157.511/0001-61

04 – NIRE
3200000

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS				02 - DISTRICT
Cam. Barra do Riacho, s/n - km 25				Barra do Riacho
03 - ZIP CODE (CEP)	04 - CITY			05 - STATE
29.197-000	Aracruz			Espírito Santo
06 -AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2122
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
027	3270-2590	3270-2170	3270-2001

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 - COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2277 - 3 th and 4 th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)	05 - CITY			06 - STATE
01.452-000	São Paulo			São Paulo
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4194
12 - AREA CODE	13 - FAX NO.	14 - FAX NO.	15 - FAX NO.
011	3301-4202	3301-4117	3301-4275
16 - E-MAIL
iz@aracruz.com.br

01.04 - ACCOUNTANT / REFERENCE
1 -EXERCISE	2 - SOCIAL EXERCISE DATE BEGINNING	3 - SOCIAL EXERCISE DATE ENDING
1 - CURRENT YEAR	01/01/2006	12/31/2006
2 - LAST YEAR	01/01/2005	12/31/2005
3 - NEXT LAST YEAR	01/01/2004	12/31/2004
4 - NAME / ACCOUNTANT CORPORATE NAME		5 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes.		00385-9
6 - NAME OF THE TECHINICAL RESPONSIBLE	7 - CPF Nº
AMAURI FROMENT FERNANDES	174.625.417-34

1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.	42.157.511/0001-61

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK
NUMBER OF SHARES	1	2	3
(Thousands)	12/31/2006	12/31/2005	12/31/2004
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASUARY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,378
6 – TOTAL	1,966	1,966	1,861

01.06 - COMPANY FEATURE
1 - TYPE OF COMPANY
Commercial, Industrial & Other Types Of Business
2 - SITUATION
In Operation
3 - ACTIVITY CODE
104 - Pulp Industry
4 - ACTIVITY OF THE COMAPNY
Production Of Bleached Eucalyptus Pulp
5 -TYPE OF CONSOLIDATION
Total

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01 - ITEM	02 - TAXPAYER NO.	03 - NAME

01.08 - CASH PAY-OUT
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - PAY-OUT	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT OF PAY-OUT PER SHARE
01	AGO/E	04/28/2006	DIVIDENDS	05/15/2006	ON	0.1378479039
02	AGO/E	04/28/2006	DIVIDENDS	05/15/2006	PNA	0.1516326943
03	AGO/E	04/28/2006	DIVIDENDS	05/15/2006	PNB	0.1516326943
04	RD	03/23/2006	INTEREST ON STOCKHOLDERS’ EQUITY	04/13/2006	ON	0.0817897563
05	RD	03/23/2006	INTEREST ON STOCKHOLDERS’ EQUITY	04/13/2006	PNA	0.0899687319
06	RD	03/23/2006	INTEREST ON STOCKHOLDERS’ EQUITY	04/13/2006	PNB	0.0899687319
07	RD	06/20/2006	INTEREST ON STOCKHOLDERS’ EQUITY	07/13/2006	ON	0.0680049659
08	RD	06/20/2006	INTEREST ON STOCKHOLDERS’ EQUITY	07/13/2006	PNA	0.0748054625
09	RD	06/20/2006	INTEREST ON STOCKHOLDERS’ EQUITY	07/13/2006	PNB	0.0748054625
10	RD	09/19/2006	INTEREST ON STOCKHOLDERS’ EQUITY	10/10/2006	ON	0.0735188821
11	RD	09/19/2006	INTEREST ON STOCKHOLDERS’ EQUITY	10/10/2006	PNA	0.0807077028
12	RD	09/19/2006	INTEREST ON STOCKHOLDERS’ EQUITY	10/10/2006	PNB	0.0807077028
13	RD	12/22/2006	INTEREST ON STOCKHOLDERS’ EQUITY	01/11/2007	ON	0.6892395194
14	RD	12/22/2006	INTEREST ON STOCKHOLDERS’ EQUITY	01/11/2007	PNA	0.7581634713
15	RD	12/22/2006	INTEREST ON STOCKHOLDERS’ EQUITY	01/11/2007	PNB	0.7581634713
16	PROPOSAL		DIVIDENDS		ON	0,1534706663
17	PROPOSAL		DIVIDENDS		PNA	0,1688177330
18	PROPOSAL		DIVIDENDS		PNB	0,1688177330

01.09 - DIRECTOR OF MARKET RELATIONS
01 - DATE	02 - SIGNATURE
01/09/2007	/s/ Isac Roffé Zagury

2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	9,253,380	8,651,968	8,104,932
1.1	CURRENT ASSETS	1,294,830	1,613,560	1,687,049
1.1.1	CASH AND CASH EQUIVALENTS	1,736	406	1,308
1.1.2	CREDITS	357,124	434,090	428,103
1.1.2.1	CUSTOMERS	118,714	213,355	308,331
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	91,675	193,002	281,652
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	24,318	17,266	24,416
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	2,721	3,087	2,263
1.1.2.2	OTHERS CREDITS	238,410	220,735	119,772
1.1.2.2.1	EMPLOYEES	6,132	4,556	4,457
1.1.2.2.2	SUPPLIERS	3,259	5,258	2,087
1.1.2.2.3	SUBSIDIARIES	3	3	0
1.1.2.2.4	TAXES	226,420	205,133	107,120
1.1.2.2.5	OTHERS	2,596	5,785	6,108
1.1.3	INVENTORIES	213,130	183,253	152,869
1.1.3.1	SUPPLIES	97,838	85,960	85,486
1.1.3.2	RAW MATERIALS	60,648	49,120	47,944
1.1.3.3	FINISHED GOODS	54,345	47,922	19,093
1.1.3.4	PRODUCTSD IN PROCESS	0	0	0
1.1.3.5	OTHERS	299	251	346
1.1.4	OTHERS	722,840	995,811	1,104,769
1.1.4.1	DEBT SECURITIES	715,370	989,971	1,093,905
1.1.4.2	FINANCIAL APPLICATION	0	0	10,573
1.1.4.3	PREPAID EXPENSES	7,460	5,830	281
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0	0
1.1.4.5	OTHERS	10	10	10
1.2	CURRENT NOT ASSETS	7,958,550	7,038,408	6,417,883
1.2.1	LONG-TERM ASSETS	283,863	215,764	200,894
1.2.1.1	OTHERS CREDITS	241,499	181,866	144,978
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0	0
1.2.1.1.2	SUPPLIERS	209,231	170,776	129,285
1.2.1.1.3	TAXES	32,268	8,970	8,247
1.2.1.1.4	OTHERS	0	2,120	7,446

3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	6,376	6,189	4,074
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	6,376	6,189	4,074
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	35,988	27,709	51,842
1.2.1.3.1	DEBT SECURITIES	5,707	5,302	4,250
1.2.1.3.2	ESCROW DEPOSITS	30,281	22,407	46,025
1.2.1.3.3	OTHERS	0	0	1,567
1.2.2	FIXED ASSETS	7,674,687	6,822,644	6,216,989
1.2.2.1	INVESTMENTS	2,844,442	2,089,222	1,319,712
1.2.2.1.1	IN AFFILIATES	19,662	20,269	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0	0
1.2.2.1.3	IN SUBSIDIARIES	2,812,151	2,055,681	1,316,912
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,741	10,635	0
1.2.2.1.5	OTHER COMPANIES	2,888	2,637	2,800
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	4,545,119	4,333,140	4,381,839
1 2.2.2.1	LAND	764,003	594,151	589,020
1.2.2.2.2	BUILDINGS	449,661	447,964	464,013
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,194,056	2,263,569	2,449,259
1.2.2.2.4	FORESTS	863,178	739,652	674,805
1.2.2.2.5	PROGRESS FOR SUPPLIER	66,387	6,462	75,374
1.2.2.2.6	CONSTRUCTION IN PROGRESS	107,778	168,047	129,368
1.2.2.2.7	OTHER S	100,056	113,295	0
1.2.2.4	DEFERRED CHARGES	285,126	400,282	515,438
1.2.2.41	INDUSTRIAL	3,684	6,264	8,843
1.2.2.4.2	FORESTS	0	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0	0
1.2.2.4.4	GOODWILL ARISING ON
	INCORPORATION OF ENTITY	281,442	394,018	506,595
1.2.2.4.5	OTHERS	0	0	0

4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	9,253,380	8,651,968	8,104,932
2.1	CURRENT LIABILITIES	840,288	1,227,369	878,823
2.1.1	LOANS AND FINANCING	185,236	363,736	203,968
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	139,668	101,567	117,188
2.1.4	TAXES	77,452	48,731	96,895
2.1.5	DIVIDENDS PAYABLE	78,133	154,361	27,692
2.1.6	PROVISIONS	46,300	39,831	35,760
2.1.6.1	VACATION AND 13th SALARY	21,095	18,683	17,192
2.1.6.2	PROFIT SHARING	25,205	21,148	18,568
2.1.7	LOANS FROM RELATED PARTIES	145,673	368,849	246,898
2.1.7.1	ADVANCES FROM SUBSIDIAIES	144,995	367,995	246,037
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	678	854	861
2.1.7.3	OTHER	0	0	0
2.1.8	OTHERS	167,826	150,294	150,422
2.1.8.1	OTHERS	826	294	422
2.1.8.2	PROPOSED DIVIDENDS	167,000	150,000	150,000
2.2	NOT CURRENT LIABILITIES	3,533,581	3,208,421	3,735,281
2.2.1	LOANS AND FINANCING	3,533,581	3,208,421	3,735,281
2.2.1.1	LOANS AND FINANCING	2,365,037	1,010,056	1,356,791
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	549,068	544,492	454,920
2.2.1.3.1	LABOR CONTINGENCIES	14,997	22,549	33,383
2.2.1.3.2	TAX CONTINGENCIES	428,777	452,656	312,199
2.2.1.3.3	OTHERS	105,294	69,287	109,338
2.2.1.4	LOANS FROM RELATED PARTIES	548,019	1,576,183	1,829,324
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	548,019	1,576,183	1,829,324
2.2.1.6	OTHERS	71,457	77,690	94,246
2.2.1.6.1	SUPPLIERS	7,419	24,229	36,069
2.2.1.6.2	OTHERS	64,038	53,461	58,177

5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2.4	STOCKHOLDER’S EQUITY	4,879,511	4,216,178	3,490,828
2.41	PAID-IN CAPITAL	1,854,507	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	783,599	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,070,908	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210	142,858
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	2,862,794	2,199,461	1,493,463
2.4.4.1	LEGAL	338,454	281,037	222,260
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	2,533,326	1,927,410	1,279,353
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED
	DIVIDENDS	0	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)	(8,150)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)	(8,150)
2.4.5	RETAINED EARNINGS		0	0

6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2006 TO 12/31/2006 - THOUSANDS OF R$

		3 – FROM : 01/01/2006	4 – FROM : 01/01/2005	5 – FROM : 01/01/2004
1 – CODE	2 – DESCRIPTION	TO : 12/31/2006	TO : 12/31/2005	TO : 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	2,313,325	2,239,635	2,693,259
3.2	SALES TAXES AND OTHER DEDUCTIONS	(33,916)	(30,393)	(39,606)
3.3	NET SALES REVENUE	2,279,409	2,209,242	2,653,653
3.4	COST OF GOODS SOLD	(1,736,632)	(1,591,345)	(1,742,319)
3.5	GROSS PROFIT	542,777	617,897	911,334
3.6	OPERATING (EXPENSES) INCOME	351,790	369,679	51,541
3.6.1	SELLING	(67,279)	(63,043)	(48,520)
3.6.2	GENERAL AND ADMINISTRATIVE	(121,076)	(78,309)	(83,559)
3.6.3	FINANCIAL	(49,829)	(7,819)	(216,670)
3.6.3.1	FINANCIAL INCOME	319,048	273,750	117,024
3.6.3.2	FINANCIAL EXPENSES	(368,877)	(281,569)	(333,694)
3.6.4	OTHER OPERATING INCOME	35,318	36,032	29,283
3.6.5	OTHER OPERATING EXPENSES	(173,061)	(183,266)	(136,754)
3.6.5.1	PROVISION FOR LOSS TAX CREDIT	(38,039)	(16,140)	(66,725)
3.6.5.2	GOODWILL AMORTIZATION ON ACQUISITION OF RIOCELL	(112,577)	(112,577)	(56,288)
3.6.5.3	OTHER	(22,445)	(54,549)	(13,741)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	727,717	666,084	507,761
3.7	OPERATING INCOME (LOSS)	894,567	987,576	962,875
3.8	NON-OPERATING (EXPENSES) INCOME	(657)	(5,767)	6,108
3.8.1	INCOME	1,249	4,545	52,179
3.8.2	EXPENSES	(1,906)	(10,312)	(46,071)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	893,910	981,809	968,983
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(27,570)	(165,026)	(146,922)
3.11	DEFERRED INCOME TAXES	(36,007)	40,051	(35,219)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.13	REVERSION OF INTERESTS ON OWN CAPITAL	318,000	320,700	258,500
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,148,333	1,177,534	1,045,342
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,693
	EARNINGS PER SHARE	1,11425	1,14258	1,01421
	LOSS PER SHARE	-	-	-

7

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2006 TO 12/31/2006 - THOUSANDS OF R$

		3- FROM: 01/01/2006	4- FROM: 01/01/2005	5- FROM: 01/01/2004
1 – CODE	2 – DESCRIPTION	TO: 12/31/2006	TO: 12/31/2005	TO: 12/31/2004
4.1	SOURCES OF FUNDS	2,976,201	1,539,407	2,729,840
4.1.1	FROM OPERATIONS	922,301	976,078	989,101
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	1,148,333	1,177,534	1,045,342
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	(226,032)	(201,456)	(56,241)
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	2,053,900	563,329	1,740,739
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	10,112	21,437	43,894
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	2,005,921	451,063	1,083,079
4.1.3.4	TRANSFER OF PERMANENT AND RLP TO CURRENT ASSETS	12,686	34,568	46,065
4.1.3.5	DIVIDENDS RECEIVED FROM SUBSIDIARY	25,181	56,261	494,477
4.1.3.6	REDUCTION IN INVESTIMENT FROM SUBSIDIARY	0	0	73,224
4.2	APPLICATION OF FUNDS	2,907,850	1,961,442	1,562,022
4.2.1	DIVIDENDS	485,000	470,700	408,500
4.2.2	INCREASE IN LONG TERM ASSETS	72,462	77,464	113,608
4.2.3	INCREASE IN PERMANENT ASSETS	701,021	514,012	475,983
4.2.4	REDUCTION IN LONG TERM LIABILITIES	1,649,367	898,430	563,931
4.2.5	SHARE BUY-BACK	0	836	0
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	68,351	(422,035)	1,167,818
4.4	CHANGE IN CURRENT ASSERS	(318,730)	(73,489)	196,600
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	1,613,560	1,687,049	1,490,449
4.4.2	CURRENT ASSETS, END OF YEAR	1,294,830	1,613,560	1,687,049
4.5	CHANGE IN CURRENT LIABILITIES	(387,681)	348,546	(971,218)
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	1,227,369	878,823	1,850,041
4.5.2	CURRENT LIABILITIES, END OF YEAR	840,288	1,227,369	878,823

8

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2006 TO 12/31/2006 - THOUSANDS OF R$

			4 - CAPITAL	5 - REVALUATION	6 - REVENUE	7 - RETAINED	8 - STOCKHOLDERS’
1 - CODE	2 - DESCRIPTION	3 - CAPITAL	RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	162,210		2,199,461		4,216,178
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK
5.6	INCOME / LOSS FOR THE YEAR					1,148,333	1,148,333
5.7	APPROPRIATIONS				663,333	(1,148,333)	(485,000)
5.7.1	ESTABLISHMENT OF RESERVES				663,333	(663,333)	0
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(167,000)	(167,000)
5.7.4	INTERESTS ON OWN CAPITAL					(318,000)	(318,000)
5.8	OTHERS
5.9	BALANCE, END OF THE YEAR	1,854,507	162,210		2,862,794	0	4,879,511

9

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2005 TO 12/31/2005 - THOUSANDS OF R$

			4 - CAPITAL	5 - REVALUATION	6 - REVENUE	7 - RETAINED	8 - STOCKHOLDERS’
1 - CODE	2 - DESCRIPTION	3- CAPITAL	RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	142,858		1,493,463		3,490,828
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK				(836)		(836)
5.6	INCOME / LOSS FOR THE YEAR					1,177,534	1,177,534
5.7	APPROPRIATIONS		19,352		706,834	(1,177,534)	(451,348)
5.7.1	ESTABLISHMENT OF RESERVES		19,352		706,834	(706,834)	19,352
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(150,000)	(150,000)
5.7.4	INTERESTS ON OWN CAPITAL					(320,700)	(320,700)
5.8	OTHERS
5.9	BALANCE, END OF THE YEAR	1,854,507	162,210		2,199,461		4,216,178

10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2004 TO 12/31/2004 - THOUSANDS OF R$

			4 – CAPITAL	5 – REVALUATION	6 – REVENUE	7 – RETAINED	8 – STOCKHOLDERS’
1 – CODE	2 – DESCRIPTION	3- CAPITAL	RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	100,931		856,621		2,812,059
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK
5.6	INCOME / LOSS FOR THE YEAR					1,045,342	1,045,342
5.7	APPROPRIATIONS		41,927		636,842	(1,045,342)	(366,573)
5.7.1	ESTABLISHMENT OF RESERVES		41,927		636,842	(636,842)	41,927
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(150,000)	(150,000)
5.7.4	INTERESTS ON OWN CAPITAL					(258,500)	(258,500)
5.8	OTHERS

11

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 12/31/2006	4 - DATE - 12/31/2005	5 - DATE - 12/31/2004
1	TOTAL ASSETS	9,577,120	9,349,353	8,874,237
1.1	CURRENT ASSETS	2,689,761	2,659,420	2,293,688
1.1.1	CASH AND CASH EQUIVALENTS	30,717	50,809	90,193
1.1.2	CREDITS	932,051	897,989	700,865
1.1.2.1	CUSTOMERS	620,920	591,379	539,289
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - PULP	590,784	568,582	509,410
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - PAPER	24,318	17,266	24,416
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - SAWED WOOD	746	865	254
1.1.2.1.4	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS – OTHERS	5,072	4,666	5,209
1.1.2.2	OTHERS CREDITS	311,131	306,610	161,576
1.1.2.2.1	EMPLOYEES	6,805	8,133	4,678
1.1.2.2.2	SUPPLIERS	3,871	14,198	9,451
1.1.2.2.3	TAXES	287,698	261,508	137,776
1.1.2.2.7	OTHERS	12,757	22,771	9,671
1.1.3	INVENTORIES	498,093	439,190	314,219
1.1.3.1	SUPPLIES	130,342	115,680	86,987
1.1.3.2	RAW MATERIALS	75,374	61,464	52,014
1.1.3.3	FINISHED GOODS	291,214	261,046	174,619
1.1.3.4	PRODUCTSD IN PROCESS	0	0	0
1.1.3.5	OTHERS	1,163	1,000	599
1.1.4	OTHERS	1,228,900	1,271,432	1,188,411
1.1.4.1	DEBT SECURITIES	1,135,768	1,220,941	1,093,905
1.1.4.2	FINANCIAL APPLICATION	73,192	29,374	84,931
1.1.4.3	PREPAID EXPENSES	19,930	21,107	9,565
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS	0	0	0
1.1.4.6	OTHERS	10	10	10

12

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1.2	NOT CURRENT ASSETS	6,887,359	6,689,933	6,580,549
1.2.1	LONG-TERM ASSETS	396,084	273,881	242,901
1.2.1.1	CREDITS	359,471	237,738	173,981
1.2.1.1.1	SUPPLIERS	227,374	183,891	138,927
1.2.1.1.2	TAXES	99,948	24,666	20,362
1.2.1.1.3	CUSTOMER	32,149	29,181	14,692
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED
	PARTIES	0	0	2,961
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	2,961
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	36,613	36,143	65,959
1.2.1.3.1	DEBT SECURITIES	5,707	5,302	4,250
1.2.1.3.2	ESCROW DEPOSITS	30,281	23,397	49,212
1.2.1.3.3	RETENTIONS ON FINANCING
	CONTRACTS	0	0	0
1.2.1.3.4	OTHERS	625	7,444	12,497
1.2.2	FIXED ASSETS	6,491,275	6,416,052	6,337,648
1.2.2.1	INVESTMENTS	22,570	23,820	27,512
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0	0
1.2.2.1.3	IN SUBSIDIARIES	19,662	21,163	24,692
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0
1.2.2.1.5	OTHER COMPANIES	2,908	2,657	2,820
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,128,572	5,927,496	5,722,751
1.2.2.2.1	LAND	969,358	752,733	729,663
1.2.2.2.2	BUILDINGS	721,370	666,413	502,546
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,119,718	3,286,054	2,458,059
1.2.2.2.4	FORESTS	999,556	859,187	779,953
1.2.2.2.5	CONSTRUCTION IN PROGRESS	200,782	223,690	1,115,663
1.2.2.2.6	GOODS OF THE ADMINISTRATIVE
	SECTION AND OTHER GOODS	117,788	139,419	136,867
1.2.2.4	DEFERRED CHARGES	340,133	464,736	587,385
1.2.2.4.1	INDUSTRIAL	3,684	6,265	8,843
1.2.2.4.2	FORESTS	0	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0	0
1.2.2.4.4	GOODWILL ARISING ON ACQUISITION
	OF ENTITIES	281,442	394,018	506,595
1.2.2.4.5	OTHERS	55,007	64,453	71,947

13

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	9,577,120	9,349,353	8,874,237
2.1	CURRENT LIABILITIES	931,528	1,336,226	989,836
2.1.1	LOANS AND FINANCING	332,613	728,411	433,612
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	184,319	196,300	215,672
2.1.4	TAXES	91,329	57,074	119,534
2.1.5	DIVIDENDS PAYABLE	78,133	154,361	27,692
2.1.6	PROVISIONS	53,418	46,097	40,363
2.1.6.1	VACATION AND 13th SALARY	24,388	21,439	18,829
2.1.6.2	PROFIT SHARING	29,030	24,658	21,534
2.1.7	LOANS FROM RELATED PARTIES	20,772	0	0
2.1.8	OTHERS	170,944	153,983	152,963
2.1.8.1	PROPOSED DIVIDENDS	167,000	150,000	150,000
2.1.8.2	OTHERS	3,944	3,983	2,963
2.2	NOT CURRENT LIABILITIES	3,827,991	3,861,799	4,443,562
2.2.1	LONG-TERM LIABILITIES	3,827,991	3,861,799	4,443,562
2.2.1.1	LOANS AND FINANCING	3,224,814	3,252,052	3,894,672
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISIONS	531,168	526,850	454,614
2.2.1.3.1	LABOR CONTINGENCIES	12,378	20,033	34,883
2.2.1.3.2	TAX CONTINGENCIES	438,040	462,061	318,118
2.2.1.3.3	GOODWILL ARISING ON
	ACQUISITION OF ENTITIES	80,750	44,756	101,613
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	72,009	82,857	94,276
2.2.1.5.1	SUPPLIERS	7,419	24,229	36,069
2.2.1.5.2	OTHERS	64,590	58,628	58,207
2.2.2	DEFERRED INCOME	0	0	0
2.3	MINORITY INTEREST	1,900	798	779

14

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2.4	STOCKHOLDER’S EQUITY	4,815,701	4,150,570	3,440,060
2.4.1	PAID-IN CAPITAL	1,854,507	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	783,599	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,070,908	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210	142,858
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	2,862,794	2,199,461	1,493,463
2.4.4.1	LEGAL	338,454	281,037	222,260
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	2,533,326	1,927,410	1,279,353
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED
	DIVIDENDS	0	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)	(8,150)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)	(8,150)
2.4.5	RETAINED EARNINGS	(63,810)	(65,608)	(50,768)

15

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSANDS OF R$

		3 – FROM : 01/01/2006	4 – FROM : 01/01/2005	5 – FROM : 01/01/2004
1 – CODE	2 – DESCRIPTION	TO : 12/31/2006	TO : 12/31/2005	TO : 2/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	4,385,042	3,784,409	3,866,495
3.2	SALES TAXES AND OTHER DEDUCTIONS	(526,707)	(452,154)	(455,327)
3.3	NET SALES REVENUE	3,858,335	3,332,255	3,411,168
3.4	COST OF GOODS SOLD	(2,315,016)	(1,866,647)	(1,799,112)
3.5	GROSS PROFIT	1,543,319	1,465,608	1,612,056
3.6	OPERATING (EXPENSES) INCOME	(603,933)	(483,929)	(596,736)
3.6.1	SELLING	(177,320)	(164,359)	(174,868)
3.6.2	GENERAL AND ADMINISTRATIVE	(138,385)	(104,719)	(105,512)
3.6.3	FINANCIAL	(134,250)	(49,487)	(196,078)
3.6.3.1	FINANCIAL INCOME	349,825	235,548	146,682
3.6.3.2	FINANCIAL EXPENSES	(484,075)	(285,035)	(342,760)
3.6.4	OTHER OPERATING INCOME	46,193	43,256	30,094
3.6.5	OTHER OPERATING EXPENSES	(199,564)	(205,374)	(150,299)
3.6.5.1	TAX LOSSES PROVISION	(38,610)	(20,322)	(66,725)
3.6.5.2	GOODWILL AMORTIZATION ON ACQUISITION OF RIOCELL	(112,577)	(112,577)	(56,288)
3.6.5.3	OTHER	(48,377)	(72,475)	(27,286)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(607)	(3,246)	(73)
3.7	OPERATING INCOME (LOSS)	939,386	981,679	1,015,320
3.8	NON-OPERATING (EXPENSES) INCOME	(325)	(6,542)	6,016
3.8.1	INCOME	4,667	4,761	52,102
3.8.2	EXPENSES	(4,992)	(11,303)	(46,086)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	939,061	975,137	1,021,336
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(68,909)	(203,484)	(163,501)
3.11	DEFERRED INCOME TAX ES	(36,920)	70,360	(47,826)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	PARTICIPATIONS	0	0	0
3.12.2	REMUNERATION	0	0	0
3.13	REVERSION OF INTERESTS ON OWN CAPITAL	318,000	320,700	258,500
3.14	MINORITY INTEREST	(1,101)	(19)	(12)
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,150,131	1,162,694	1,068,497
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,693	1,030,693
	EARNINGS PER SHARE	1,11599	1,03668	0,84432
	LOSS PER SHARE	-	-	-

16

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP	CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS	Base Period - 12/31/2006

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES	42.157.511/0001-61

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSANDS OF R$

		3- FROM: 01/01/2006	4- FROM: 01/01/2005	5- FROM: 01/01/2004
1 – CODE	2 – DESCRIPTION	TO: 12/31/2006	TO: 12/31/2005	TO: 12/31/2004
4.1	SOURCES OF FUNDS	3,751,563	2,198,515	3,224,304
4.1.1	FROM OPERATIONS	1,762,475	1,616,087	1,475,433
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	1,150,131	1,162,694	1,068,497
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	612,344	453,393	406,936
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	1,989,088	582,428	1,748,871
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	11,271	21,452	41,457
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	1,926,871	509,213	1,658,938
4.1.3.4	TRANSFER OF PERMANENT TO CURRENT ASSETS	50,946	51,763	48,476
4.1.3.5	NET CURRENT CAPITAL FROM SUBSIDIARIES	0	0	0
4.2	APPLICATION OF FUNDS	3,316,524	2,179,173	2,199,617
4.2.1	DIVIDENDS	485,000	470,700	408,500
4.2.2	INCREASE IN LONG TERM ASSETS	125,017	87,582	120,443
4.2.3	INCREASE IN PERMANENT ASSETS	724,883	662,894	1,151,404
4.2.4	REDUCTION IN LONG TERM LIABILITIES	1,981,624	957,161	519,270
4.2.5	SHARE BUY-BACK	0	836	0
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	435,39	19,342	1,024,687
4.4	CHANGE IN CURRENT ASSERS	30,341	365,732	121,285
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	2,659,420	2,293,688	2,172,403
4.4.2	CURRENT ASSETS, END OF YEAR	2,689,761	2,659,420	2,293,688
4.5	CHANGE IN CURRENT LIABILITIES	(404,698)	346,390	(903,402)
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	1,336,226	989,836	1,893,238
4.5.2	CURRENT LIABILITIES, END OF YEAR	931,528	1,336,226	989,836

17

EXECUTIVE SUMMARY

Value Creation

Aracruz’s objective is to assure the creation of value for its shareholders and other stakeholders based upon sustained growth. The constant striving for operating excellence, coupled with a focus on the control of costs and the creation of value, has led to the Company’s establishing repeated records in terms of production volumes, sales and cash generation, making sustainable profitability viable, as reflected in higher distribution of dividends to shareholders.

Aracruz’s results in 2006 represented new records. Sales totaled 3.0 million tons of pulp and the generation of operating cash as measured by EBITDA, of R$1,755 million, adjusted for other strictly accounting events and without impact on cash flow, were 16% and 8% higher than the previous year, respectively. An increase in production and higher average pulp prices on the international market were mainly responsible for these results.

☐ Global situation

The international situation was favorable, with continued economic growth. The expectation is that for the forthcoming years, economic expansion of the main Asian economies will continue to drive world growth, reinforcing the trend for a balanced market for a majority of commodities. This increase contributes to the growth of Latin American nations, a region that produces and exports commodities, and especially Brazil, notable mainly for agricultural and metallic commodities and which has a major competitive advantage in terms of supplying the world hardwood pulp market.

In the pulp market, the continued shutting down low-productivity mills, mainly in the northern hemisphere, and the increase in demand for the product due to world economic growth were the main factors contributing to the favorable evolution of the global pulp situation.

☐ Strategy

In its long-term view, Aracruz’s strategy remains aligned with achieving sustained growth and the generation of value for its shareholders and for society. The Company is aware that striving for sustainability in all its spheres of activity is indispensable to ensuring the permanence of its business. Dependence on natural resources and maintaining good relationships with its many stakeholders are as vital to it as are the economic aspects of the Company’s operations.

The Company’s objective is to increase its share of the world market, reaffirming its worldwide leadership of the sector, remaining focused on operating excellence and the low cost of production and seeking to deal with sustainability in a more structured manner.

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Aracruz has grown at a 10% average annual pace since 1995. During this period, it tripled its pulp production capacity, surpassing the 3.1 million tons/year level in 2006 thanks to a clear strategy of concentrating its investments in the hardwood market pulp in the southern hemisphere. The Company’s market cap, which was valued at US$2.1 billion in 1995, rose to US$7.4 billion at the end of 2006, more than tripling the value of the Company during the period.

Aracruz intends to supply 25% of the world demand for hardwood market pulp — 7 million tons — in the next 10 years, which means doubling production capacity, thus significantly increasing the generation of value for shareholders.

Operating excellence is another fundamental part of Aracruz’s strategy, which seeks to always satisfy the requirements of its customers, remaining one of the lowest-cost producers in the industry.

Permanent investment in innovation and new technologies has been of fundamental importance for the growth of the Company and the optimizing of its costs. Notable in this context has been the high level of forestry productivity achieved, which has led to increases in capacity without the need for the acquisition of new land; similarly important was the implementation of a maritime system that made the transportation of logs via seagoing barges viable, significantly reducing the cost of wood.

☐ Sustainability Plan

Aracruz understands that striving for sustainability in all spheres of its activity is indispensable to ensuring the permanence of its business. Dependence on natural resources and maintaining good relationships with its many stakeholders are as vital to it as are the economic aspects of the Company’s operations.

In 2004, the Company prepared its first Strategic Sustainability Plan, which seeks to deal with the issue in a more structured manner in order to respond to the growing challenges of the business environment. In 2006, we advanced further on a number of fronts established in this Plan:

Governance – New internal regulations of the committees that support the Board of Directors were approved in 2006. After a process of in-company and outside consultation, the Sustainability Committee approved a new version of the Aracruz Statement of Mission, Vision and Principles, now available on the Company’s website.

A number of processes related to full compliance with the requirements of the Sarbanes-Oxley Act were implemented and certification of environmental controls (Section 404) was obtained with no reservations noted.

Furthermore, a channel for anonymous communication was established, managed by an independent outside company, designed to receive accusations and complaints with a total guarantee of secrecy. The information received is passed along to the Audit Committee, which is fully independent of the Company’s management.

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Independent auditors

Services supplied by Deloitte Touche Tohmatsu Independent Auditors (“Deloitte”), as established by art. 2 of CVM Instruction 381/03.

During the fiscal year ending December 31, 2006 Deloitte’s fees related to other services supplied did not exceed 5% of the remuneration for outside auditing services.

Procedures adopted by the Company, in compliance with Paragraph III, art. 2 of CVM Instruction 381/03:

The Company adopts, as a formal procedure prior to the hiring of other professional services not related to external accounting audits, a commitment to consult the Independent Auditors regarding assurance that the provision of these other services shall not affect the independence and objectivity necessary for the performance of independent audit services as well as to obtain the duly required approval of its audit committee.

Summary of the justification report of the Independent Auditors - Deloitte Touche Tohmatsu, in compliance with Paragraph IV, article 2 of CVM Instruction no. 381/03:

The execution of other professional services not related to the external audits described above shall not affect the independence or objectivity in the carrying out of the external audit examinations of the Company and its subsidiaries/associated companies.

The Entity’s action policy regarding services not related to external audits is based upon principles that preserve the independence of the independent auditor, including: (a) the auditor must not examine its own work, (b) the auditor must not exercise management functions in Entities in which it performs external accounting audit services and (c) the independent auditor must not promote the interests of the audited Entity. These facts did not occur in the case of the aforementioned services.

Transparency – Information was published on our institutional website regarding how we are dealing with topics related to sustainability that are of the most importance to our stakeholders and our business. Until now, the Company’s positions about biodiversity, climate change, forest certification and agricultural defensives have been posted, joining the topic of the indigenous question, which has been available on the site since 2005. Other position papers are being prepared and will be published during the course of 2007.

These position papers seek to provide stakeholders a transparent source of information about how we deal with important issues. The Company’s institutional website was redesigned to facilitate access to these papers and other important content, among other objectives.

Engagement – Aracruz has been preparing a new engagement model as part of its Sustainability Plan, based upon a systematic approach that permits continuous improvement, greater understanding of the issues that are critical to stakeholders and better inclusion of the topic in its decision-making process.

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A survey of stakeholders (domestic and international) was conducted, seeking to understand the way they relate to the Company, identifying key issues and the results that are expected.

After running an in-company training module in communication and engagement, two pilot projects were selected and established for the development of a new engagement module. The projects with the community of Helvécia in the south of Bahia the Universidade Federal do Espírito Santo (UFES), should serve as an apprenticeship that will be extended to other engagement actions.

Social dimension – A diagnosis was made regarding Aracruz’s social investments, seeking to obtain an analysis of the current situation and, thus, propose strategic guidelines for future funding. The first stage – the diagnosis – was concluded. The second phase – involving Strategic Planning and an Action Plan – is now underway.

☐ Economic and financial performance

The year of 2006 represented a new milestone in Aracruz’s production capacity. The full operating capacity of Veracel, which produced 975,000 tons (8% higher than its nominal capacity of 900,000 tons), coupled with excellent performances by the Barra do Riacho (ES) and Guaíba (RS) units, led to a new record in sales volume, reaffirming Aracruz’s worldwide leadership of the sector with a 27% share of the supply of eucalyptus pulp.

Since Aracruz exports approximately 98% of its volume and its revenues are dollar-denominated, the negative impact of the 9% devaluation of the U.S. dollar against the real over the year was more than offset by the favorable rise in the price of pulp (8%) and the growth in sales volume, making it possible for the Company to set a net revenues record of R$3,858.3 million (16% higher than the amount obtained in 2005).

The cost of products sold (pulp), measured in R$/ton, remained at R$685/t, which represented expansion of 3% over 2005, due to readjustments of ocean freight tariffs — basically due to the higher price of oil — and some inputs, such as chemicals, fuels and energy sources.

Distribution and sales expenses rose 7.9% in nominal values, reflecting the 16% increase in sales volume over the previous year, partially offset by the effect of the appreciation of the real against the dollar over the period.

In 2006, general and administrative expenses were the equivalent to 3.6% of total net revenues, compared to 3.1% the previous year, due to institutional advertising, an adjustment in the provision for employee variable compensation resulting from the favorable results of 2006 and election campaign donations. Advertising expenses should decline in 2007.

Other net operating expenses declined 5.4% compared to the previous year, mainly due to lower tax and labor contingencies and higher wood sale revenues.

As a result, generation of operating cash (measured by the EBITDA, adjusted for other strictly accounting events and without impact on cash flow) reached a record level, of R$1,754.7 million, 8% higher than the R$1,626.3 million posted in 2005.

Financial revenues also were at record-breaking levels, favored by R$193 million in hedging operations. As a measure to protect its cash flow exposure and in compliance with the Aracruz financial policy as approved by the Board of Directors, the executive officers used hedge instruments (derivatives) against the effects of the appreciation of the real. At the end of 2006, the average position sold in dollars on the BM&F was equivalent to US$289 million, or approximately 5 months of cash flow exposure.

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Despite a reduction of interest on loans and financing, financial expenses were 12% higher than during 2005, mainly due to expenses involving anticipated liquidation of part of the debt.

Monetary and exchange variations represented additional revenues of R$195.2 million, caused by the 8.7% devaluation of the dollar over the period, compared to revenues of R$325.1 million in 2005, when the dollar devalued by 11.8% .

Income Taxes and Social Contributions declined 20.5% compared to 2005, due to the difference between the impact of currency exchange variations that occurred in 2006 and 2005.

As a result, net earnings totaled R$1,150.1 million, a small reduction of 1.1% compared to net earnings R$1,162.7 million in 2005.

The comparison of the main variations in the results were as follows:

R$ million
Lower real-denominated pulp sales price	(171)
Higher pulp sales volume	311
Effect of price on costs	(56)
Decrease in net financial revenues, including monetary and exchange variations	(87)
Lower provision for income taxes and social contributions	27
Others	(37)

Net debt was reduced by 13.5% over 2005. The higher investment expenses, the payment of dividends and interest on stockholders’ equity and lower revenues deriving from foreign exchange variations were more than offset by the strong generation of operating cash, which made it possible to reduce the net debt. The Company’s cash position at December 31, 2006, of R$1,245.4 million, represented 4.4 times the short-term debt of R$284.8 million, reflecting Aracruz’s favorable debt profile.

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Breakdown of Debt

R$ million	2006	2005	Var%
SHORT-TERM DEBT	332.6	728.4	-54,3%
Local Currency	217.4	147.1
Foreign Currency	115.2	581.3
LONG-TERM DEBT	3.224,8	3.252.1	-0,8%
Local Currency	849.2	876.0
Foreign Currency	2.375,6	2.376,0
TOTAL DEBT	3.557,4	3.980,5	-10,6%
(-) Cash	(1.245,4)	(1.308,4)	-10,6%
NET DEBT	2.312,0	2.674,0	-13,5%

At the beginning of 2006, Aracruz obtained foreign currency investment grade ratings from the Fitch (BBB) and Moody’s (Baa3) agencies. This ratification was in addition to the rating received at the end of December 2005 from Standard & Poor’s (BBB-), as well as the local currency investment grade rating awarded by the same agencies several years ago.

The average maturity for amortization of gross debt, including 50% of Veracel’s debt, was extended, going to 60 months (40 months at the end of 2005), while the spread over LIBOR was reduced from 110 to 70 basis points. The issues based upon the export securitization program were liquidated in advance. Gross and net debt represented, respectively, 2 times and 1.3 times 2006’s adjusted EBITDA.

☐    Capital Markets

In 2006, the liquidity of Aracruz’s shares (NYSE + Bovespa) reached an average daily volume of US$25.6 million, representing an increase of 78% when compared to the volume registered in 2005. This higher liquidity was due to the improved of performance of the Bovespa and the New York Stock Exchange (NYSE).

The Company’s ADSs (American Depositary Shares) listed on the NYSE were quoted at US$61.21 on the final training session of the year, representing an increase of 53% in 2006, higher than the variation of the Dow Jones Index, which was 16% during the same period, and the Standard&Poor's (S&P Paper and Forest) index, which rose 2%. The consecutive records established by Aracruz’s ADSs on the NYSE reflected the favorable situation for the price of pulp and the continuous growth of the company in a profitable and transparent manner.

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Similarly, Aracruz’s shares listed on the Bovespa’s Corporate Governance Level 1 also registered positive results, rising 41% in 2006, reaching R$13.13. This increase was higher than the performance of the Ibovespa (33%) index for the same period.

Dow Jones and Bovespa sustainability indices – Another highlight in 2006 was the choice of Aracruz as the only company in its sector in the world to be a part of the Dow Jones 2007 (DJSI World). Each year this index highlights the best corporate sustainability practices in the world with regard to economic, environmental and social dimensions. The DJSI World 2007 is made up of 318 companies encompassing 58 sectors and 24 countries. Aracruz competed in the forest products and paper sector against 12 other large companies of global importance, being commended for each dimension evaluated. It was the first time in the history of the DJSI that just one company represented the sector, making this honor even more important for Aracruz and Brazil.

Also during 2006, Aracruz was chosen once again to be on the Bovespa’s Business Sustainability Index (ISE), the only listing of its kind in Latin America. This index contains 43 shares issued by 34 companies from 14 different sectors, all recognized for their commitment to social responsibility and corporate sustainability. The ISE evaluated environmental, social and economic-financial aspects in an integrated manner, based upon the sustainability concept.

As a reflection of this favorable situation and the Company’s successes, Aracruz ended the year with a market capitalization of US$6.3 billion, representing growth of 53% over 2005.

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Aracruz’s PN shares were also listed on the Latibex, a market that trades shares issued by Latin American companies on the Madrid Stock.

☐    Risk Management

The structuring of corporate risk management (CRM) was carried out during 2006 in a manner that sought to consolidate the evaluation of the risks, incorporating those from the Guaíba Unit; the identification of key risk indicators; and the formalizing of the process for management and development of a specific policy.

In order to guarantee permanent effectiveness, the Office of the Controller will now dedicated itself to monitoring the CRM process. The Audit Committee, an independent body made up of members of the Board of Directors, follows Aracruz’s risk management process.

In 2007, besides the continuous dissemination of the risk management culture throughout the executive group, Aracruz’s Board of Directors established correlating the risks that have been mapped and the approval of a specific corporate risk management policy as top goals to be achieved.

☐     Capital Expenditures

New industrial unit - In June 2006 Aracruz signed a protocol of intentions in Porto Alegre (RS) with the government of the state of Rio Grande do Sul and the municipal governments of Barra do Ribeiro, Cachoeira do Sul, Guaíba and Rio Pardo to expand the Company’s activities in the state. The objective is to make a new production line feasible with capacity for producing 1.3 million tons of pulp per year. The project calls for construction of a new production line next to the current mill, which today produces 430,000 tons/year. The intention is to reach production of about 1.8 million tons per year at Guaíba in a manner that makes this unit competitive on a world scale. The total investment involved is some US$1.2 billion, and should generate about US$200 million in tax revenues while placing in circulation more than US$300 million for hiring outsourced services from local companies and for forestry jobs.

Barra do Riacho Unit – A project was set into motion for modernizing the A, B and C pulp production lines at Barra do Riacho in Espírito Santo. The objective is to increase production by 200,000 tons/year, raising the unit’s annual pulp output to 2.33 million tons. The project is expected to be concluded in September 2007 and represents an investment of R$192 million.

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Portocel – The first phase of an expansion project for the terminal was initiated, scheduled for conclusion in 2009, involving construction of two more ship berths, a new pulp barge terminal, a pulp warehouse, dredging to a draft of 12.5 meters, operating improvements and technical adjustments.

The investment in the project is estimated at R$72.7 million and will raise the terminal’s pulp shipping capacity to 7.5 million tons per year.

Capital expenditures during 2006 were earmarked for the following projects:

R$ million
Purchase of land and forests	174.6
Silviculture (forest area)	247.1
Other forestry investments	55.4
Industrial investments	49.6
Modernization projects (Guaíba and Barra do Riacho Units)	93.8
Investments in Veracel	72.4
Investments in Portocel	9.2
Others	22.8
Total	724.9

☐    Intangible assets

For a number of years Aracruz has been one of the largest exporters and generators of net foreign exchange earnings in Brazil, contributing to the country’s trade balance and boosting the recognition of Brazilian companies overseas.

Satisfying the specific requirements of our customers is possible thanks to the high degree of excellence the Company has achieved in all of the stages of its operations, which represents an important competitive advantage for Aracruz.

Our employees work in a healthy environment that fosters innovation, demonstrated by the inclusion of Aracruz for the third consecutive year on the list of the Best Companies in Which to Work in Brazil, published by Guia Exame Você S/A.

We initiated a nationwide communications effort in 2006 that seeks to contribute to create a positive and solid image about Aracruz also in the domestic market.

Aracruz is the only forestry sector company in the world to be included on the DJSI World (Dow Jones Sustainability Index) 2007, which is important international recognition of the seriousness of the Company’s sustainability practices. It also is part of the Bovespa’s Corporate Sustainability Index (ISE).

The result of all of these actions can be seen in the fact that the capital markets attribute to Aracruz a market capitalization (US$6.3 billion) that is 186% higher than its equity value (US$2.2 billion).

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Customer satisfaction

Aracruz is a company that is internationally recognized for the quality of its products and long-term vision for conducting its business with customers, who consist of important groups that are active in extremely competitive markets.

The development of new products adjusted to specific market segments, the expansion of distribution channels for key markets, the integration of processes and systems and the startup of a new relationship channel via the Internet are some examples of actions taken during 2006.

In order for us to constantly improve our products and services, it is indispensable that we make strong efforts towards satisfying the sustainability aspects involving our operations. The same effort that we dedicate to the development and enhancement of the special qualities and characteristics of our pulp can be seen in all of the Company’s business practices.

We seek to construct a healthy relationship with all of our stakeholders and to contribute to the development of the communities in which we operate.

All of these initiatives are reflected in Aracruz’s remaining the leader of the world eucalyptus pulp market, of which we have a 27% share of global demand.

☐    World pulp and paper market

The average list price of eucalyptus pulp reached the level of U$648/t, representing an increase of 9% over the average price in 2005, although in local currency (reais) there was continued decline. The heated up demand throughout the year, coupled with limited additional supply and an increase in production costs, generated pressure for a price increase.

The restructuring operations that have taken place in the industry in the past few years resulted in a reduction of pulp supply by about 4.6 million tons between 2004 and 2006, and this process is expected to continue for the next few years. More old and uneconomical mills are expected to be decommissioned, occasioning a redirecting of demand to rapid-growth producers, such as those of Latin America. It can be expected that the demand for eucalyptus pulp produced on this continent will continue to grow at about 9% per year, following the pace of the past five years.

The new projects scheduled to start up in 2007 throughout the world should add approximately 2 million tons to supply. However, the expectation is that demand during this period should absorb the additional volume, maintaining the relative balance between these two market forces and contributing to a certain stability of the sector.

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Evolution of Aracruz’s share of the world eucalyptus market pulp market source: Aracruz and Bracelpa

Source: Aracruz Celulose

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Source: Aracruz Celulose

☐    Sales logistics

The first phase of the automation of the management of the sales logistics channel was concluded, permitting greater control of all stages of the process.

A fifth warehouse with capacity for storing up to 56,000 tons was inaugurated as part of Portocel’s expansion plan. The operation of dedicated ships (roundtrips) was initiated between the terminal and Flushing (Holland), with costs at very competitive levels compared to the world market.

All required licenses and approvals for the beginning of the construction of a third berth at Portocel were obtained, which will make it possible to handle 11 million tons of pulp at the terminal in 2008.

Operations at a fourth point of arrival in the U.S. were initiated (in Jacksonville, Florida), which will allow a reduction of internal freight charges and an improvement in delivery reliability.

All of the aspects that involve Aracruz’s distribution logistics were checked and adjusted for full compliance with the requirements of the Sarbanes-Oxley Act.

☐ Relationship management

During the second half of 2006 we established another relationship channel with our customers. The tool, based on the Internet, permits quicker exchange of information and improvement of a number of processes. We are scheduling the development and implementation of the second phase of this project in 2007, encompassing logistical and transnational aspects.

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Internal Processes ☐ Wood production and supply

Wood supply in 2006 for the production of pulp totaled 9,574,000 cubic meters, of which 8,160,000 m³ was consumed by the Barra do Riacho Unit (89% from certified forests) and 1,414,000 m³ by the Guaíba Unit (77% certified).

The Barra do Riacho Unit’s forestry area at the end of 2006 totaled 359,000 hectares, of which 212,000 ha were plantations and 126,000 ha were native reserves. At the Guaíba Unit, there were 104,000 ha of total forestry area, of which 66,000 ha were plantations and 28,000 ha were native reserves. All told, Aracruz maintains a ratio of 1 hectare of native reserves for each 1.8 ha of plantations.

Regarding forestry planning, we perfected the process for analyzing strategic scenarios, of fundamental importance for evaluating the Company’s growth process, and we advanced in improving the road network and different wood transportation methods, permitting better management of the entire chain of wood transportation.

☐ Forestry Partners Program

Aracruz’s strategy is to increase its wood supply through forests planted by strategic partners. Its Forestry Partners Program in 2007 will be responsible for approximately 11% of total wood supply, and should stabilize at 24% percent by 2011.

The Forestry Partners Program ended the year with 88,000 hectares under contract, of which 85,000 ha at the Barra do Riacho Unit and 3,000 ha at the Guaíba Unit. The Program encompasses 156 municipalities in the states of Espírito Santo, Bahia, Minas Gerais, Rio de Janeiro and Rio Grande do Sul. In March 2006, the first plantings were made in the state of Rio de Janeiro, which today has 116 hectares planted in 8 municipalities through the initiative. The Program completed 15 years of existence in 2006 and is responsible for the generation of more than 5,000 direct and indirect jobs.

☐ Nurseries

The Aracruz Regional seedling nursery is being completely transformed, with changes to its structural, technological and management aspects, seeking to improve phyto-sanitary features, augmenting productivity and enhancing the quality of the seedlings along with incorporating environmental and ergonomic improvements. The work is on schedule and will be concluded during the first half of 2007, representing a total investment of R$3.6 million.

☐ Wood logistics

The maritime transportation system shipped 1.96 million m³ of wood during 2006, 43% more than in 2005. This represented the elimination of 75,700 logging truck highway trips, thus contributing to a reduction of traffic on the BR-101 highway along the stretches where Aracruz has land. In May, a wood transportation record was set, of 765,000 m³. In 2006, the maritime system represented 24% of the total amount of wood that was transported, and should hit 27% in 2007, which reflects the growing trend for the use of this type of transportation.

Construction being carried out at the Caravelas (BA) terminal that will allow barges to berth there even during bad weather conditions — thus ensuring greater safety during the process — is in the final stage of conclusion.

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The “Logistics Operator” activity" (LOA) was implemented at the Barra do Riacho’s three regional operations. A specialized logistics partner will be responsible for the storage and distribution of forestry inputs for both the Company’s own areas as well as those belonging to the participants in the Forestry Partners Program. The optimizing of costs, the rationalization of resources and better control of the process are expected as a result of this initiative.

☐ Forestry certification

During 2006, the forest plantations located in Espírito Santo, Minas Gerais and Rio Grande do Sul received CERFLOR certification (NBR 14789). As a result, 100% of the areas under the direct control of Aracruz are certified by this system.

CERFLOR also certified (NBR 14790) the wood chain of custody for the Barra do Riacho and Guaíba Units, attesting that all of the pulp produced by Aracruz comes from raw material that possesses a minimum of 70% of certified wood.

The Company voluntarily requested, in June 2006, the cancellation of FSC certification of the Guaíba Unit’s forests in Rio Grande do Sul, obtained before Aracruz purchased the facility. The decision took into account concerns expressed to the FSC by some stakeholders regarding a land dispute between Aracruz and indigenous communities in the state of Espírito Santo, located more than 2,000 km from the Guaíba Unit, and whose solution currently is under discussion.

☐    Pulp production

Aracruz produced a total of 3.1 million tons of pulp in 2006, broken down between its three production facilities as follows:

Pulp production by unit
Barra do Riacho Unit (ES) – 2,180,000 tons
Guaíba Unit (RS) – 436,000 tons
Veracel (BA) – 488,000 tons (50% of total production)

Besides setting historical annual and daily production of records at the Barra do Riacho and Guaíba Units, the performance of Veracel also was noteworthy, which while operating at full capacity surpassed its nominal annual production capacity of 900,000 tons by 8%.

☐ Research and technology

In 2006, investments in research and development concentrated on integrating genetic enhancement processes, on sustainable forest management and on the development of processes and products.

In the forestry area, one highlight was the obtaining of new superior eucalyptus clones at the Guaíba and Barra do Riacho Units. The seedling production systems at the Company’s nurseries were improved, mainly with regard to adjusting the use of substrate, small plastic tubes and irrigation techniques.

At the Guaíba Unit, emphasis was given to a complete survey of the soil of areas under expansion and the establishment of a network of automatic weather stations. These actions will contribute to environmental studies and the continuous improvement of forestry management in the region.

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In the field of product and process development, of particular note was the work conducted on differentiating eucalyptus fibers. The Company continued to invest in the application of different treatment routes, designed to distinguish its pulp for use in making tissue, printing and writing and specialty papers. The results that were obtained in 2006 confirmed the possibility of attributing important features to eucalyptus fiber, such as greater resistance to traction, which makes it even more attractive to the market.

Training and development ☐ Management of people

Aracruz Celulose ended 2006 sustaining 11,659 direct employees, of which 2,361 represented its own employees and 9,298 were professionals permanently connected to service supply companies. According to the Getúlio Vargas Foundation, there are an estimated 80,000 indirect jobs generated by Aracruz, most of them in forestry, commerce, transportation and service supply activities.

The profile of the Company’s own employees is the following:

Average age – 38 years old College degree – 38% High school education – 92% Male gender – 88% Natives of ES, BA and RS – 78% Average time with the company – 13 years

The Company’s own employees are represented by seven labor unions in Espírito Santo, Bahia, São Paulo and Rio Grande do Sul, of which 98% are covered by collective bargaining agreements established with the unions that represent them. Employees are free to join unions under the terms foreseen by the Brazilian legislation.

For the third consecutive time, Aracruz was classified by Guia Exame Você S/A among the best companies to work for in Brazil, a reflection of the result of the Organizational Climate Management program that seeks to continuously improve the in-company working environment. Based upon a random sampling, 500 employees were invited to answer a questionnaire that evaluates the quality of the workplace. The results showed that, among other aspects, about 91% identify themselves with the Company and 82% are satisfied in motivated by their work.

Based upon the results of the most recent Climate Survey, conducted in 2005, the Company prepared a Corporate Action Plan that was presented this year to the employees, and whose actions are focused on the opportunities for improvements that were identified by the survey.

Some R$5.6 million was invested in 2006 for professional training activities, providing 87,952 training hours, which represented an average of 37 hours per employee.

In order to encourage development of professionals who are prepared to face the complex situation in which the Company operates, a Competencies Module was introduced for the executive group as part of a Leadership Development Program. This program seeks to orient the development of the people who occupy key positions in the company. Developing leadership and skills is one of the Company’s strategic objectives. The competencies model, designed based upon the organization’s strategy and current challenges, strives to assure results (business vision, customer orientation and leadership of people), renovation (doing things differently and development people) and engagement (influence and communication and the effectiveness of relationships).

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The Company continued to run the Arcel Educar Program, conducted in partnership with the Brazilian Education Foundation (FUBRAE) of Rio de Janeiro whose objective is to raise employee levels of schooling. The program, which has nuclei functioning in Aracruz and São Mateus (ES) and Posto da Mata (BA), awarded 70 students diplomas in 2006 upon concluding either Grade or Middle School education. Since 1997, when it was established, the Arcel Educar Program has graduated 251 employees in the states of Espírito Santo and Bahia. The resulto f the partnership is that, currently, nearly 92% of the Company’s employees today have completed at least a high school education.

The Company has established an internal program to give its own employees recruitment priority and to make better use its professionals. Over the year, 66 in-company job openings were made available and 88% of them were filled by persons who already were on the Company’s payroll and had been given the opportunity to develop themselves professionally. Moreover, Aracruz recruited 259 new professionals externally over the course of 2006, expanding its headcount.

At the Guaíba Unit, 154 new ideas were registered through the Improvement Suggestions Program, which stimulates employee participation in the solution of problems and the optimizing of the Company’s day-to-day procedures. Aracruz earmarked R$53,000 in awards for the participants and, at the end of one year, estimates it has saved R$6.5 million through the improvements that were proposed.

Besides constant training programs for its employees, Aracruz also invests in the training of residents of the municipalities where the Company has operations. This is the case of the Professional Training Program for the operation of forestry equipment, run jointly with the (SENAI). The Forestry Equipment Maintenance Operator course covers 28 municipalities in Espírito Santo and Bahia. Until 2006, 197 persons who had finished training now are part of Aracruz’s group of operators.

In partnership with (SENAI/ES), through the Mobile Action Program (MAP), Portocel offered free courses in the fields of civil construction and electricity to residents of five municipalities. In 2006, some 300 students received professional qualification certificates.

The Aracruz Social Security Foundation (ARUS), a closed supplemental pension organization of which Aracruz is the main sponsor, ended the period with 4,370 active and assisted participants and net equity of R$445 million.

In order to assist employees in the process for preparing for retirement, Aracruz instituted a new benefit: Vida Plena (Full Life), with implementation beginning in August 2006. The program seeks to help each participant plan his or her retirement. The minimum age for joining the program is 53 years old and preparation begins two years before the deadline defined for an employee’s retirement. It includes sensitivity lectures, individual and group assistance, motivational meetings and workshops.

☐ Citizenship

The Aracruz Volunteer Program ended the year with 581 registered participants. The initiative was responsible for 142 actions that benefited some 20,000 persons. The program completed three years of existence in 2006 and the actions carried out included, among others, assisting the elderly, helping out at orphanages, environmental education programs, group support for hospitalized patients and the running of the Solidarity Christmas campaign, which obtained nearly 56 tons of foodstuffs in donations.

The Minicompany Program continued to be run during the year, in partnership with the Junior Achievement NGO and with help from volunteers from within the Company. The goal is to guide students in setting up and managing a company. This also is one of the ways employees and service suppliers can participate in the Aracruz Volunteer Program and to develop their techniques and skills. In 2006, five Aracruz volunteers oriented 26 teenagers enrolled in the Primo Bitti School located in Aracruz (ES) in setting up the Arte da Hora company, whose business is to produce wall clocks made out of vinyl records.

33

☐ Relationship with stakeholders

As part of its commitment as established in our Sustainability Plan, Aracruz strives to continuously improve its relationships with all stakeholders of its activities. In 2006, the Company held in-house communication and engagement sessions and developed two pilot projects based on a new engagement model.

Moreover, in our annual reports we have been presenting the main stakeholder issues and conflicts that we face as a result of our activities.

Aracruz and the indigenous communities - Unfortunately, the conflict that we have been experiencing with the Tupinikim and Guarani Indians of Espírito Santo got worse during the year.

In January, an injunction issued by a Federal court in Linhares determining the repossession of an 11,000-hectare plot of Company land invaded in May 2005 was complied with. Several days later, members of the indigenous communities returned to once again occupy the area, disregarding the court order.

In June, Aracruz delivered its response to an anthropological opinion issued by the National Indian Foundation (FUNAI) that had recommended the increase of the Espírito Santo Indian reservations by 11,000 hectares, practically all from the Company’s lands. The response was based on detailed research conducted by a multidisciplinary group, which restored the historical record and investigated the question of land ownership in Espírito Santo. The study proved that the lands acquired by the Company have never been inhabited by any indigenous group.

New facts occurred in September when there were four invasions of Company land by approximately 100 Indians and demonstrators. About 170 hectares of forestland was set on fire, representing damages of some R$2.5 million. During the same month, a demonstration in favor of the Company spontaneously attracted more than 5,000 people in Aracruz (ES).

In November, a movement in support of the Company, represented by three important Espírito Santo labor unions, organized a march in Vitória to deliver a petition signed by 78,511 individuals, 363 companies and 18 professional organizations to the state’s vice governor. This same petition was subsequently delivered later in November to the Ministry of Justice.

The purpose of the movement is to protest against the acts of violence committed by the indigenous communities and to request a firm position on the part of government authorities to the guarantee the worker’s and the Company’s constitutional rights.

On December 12, Indian and non-Indian demonstrators supported by members of the Brazilian Landless Peasants Movement (MST) and some Brazilian and foreign NGOs invaded the facilities of Portocel in an effort to pressure government authorities for demarcation of the land at issue.

Aracruz respects the indigenous communities, which it recognizes as one of its stakeholders. The Company trusts that Brazil has solid institutions and legal instruments for solving these types of disputes, and it believes that this is the only legitimate way to resolve this question.

For more details on this issue, please go to our Web site at:
www.aracruz.com.br/questaoindigenanoES/

34

☐ IT Efficiency

Sarbanes-Oxley - Satisfying the requirements of the Sarbanes-Oxley Act was one of the main focuses of attention of the Information Technology (IT) area. Several systems were modified to implement new controls according to a prior survey of processes and risks. All user accesses to the systems were reviewed and a tool for control of access to the SAP-R/3 system was installed, permitting the segregation of functions and, thus, mitigating the inherent risk of unauthorized access. Installation of a tool for the management of corporate risks (GRC) has been scheduled for 2007.

Knowledge Management – A portal was developed for our Knowledge Management Pilot Project, installing a specific tool to manage the knowledge generated by the Company. The project seeks to protect intellectual property belonging to Aracruz and its customers. The main objectives for using this tool are to facilitate research and recover information, eliminate the passing along of private information via e-mail, the control of access to privileged information and the creation of a secure channel for sending information to customers.

Information Technology Continuity Plan – We improved the IT Continuity Plan, further reducing the risk of losses in the case of a breakdown in IT services. Actions were implemented to ensure that critical services will continue to function, even in the event of an accident. A number of contingency tests were successfully carried out simulating the loss of one of the CPDs at the Barra do Riacho Unit and the loss of overseas offices.

35

REPORT OF INDEPENDENT ACCOUNTANTS

(Convenience Translation into English of original previously issued in Portuguese)

To the Directors and Stockholders’ of Aracruz Celulose S.A. Aracruz – ES

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian Reais prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements.

2.

Our audits were conducted in accordance with Brazilian auditing standards, which include: (a) planning of the work taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the company and subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, both individual and consolidated, of Aracruz Celulose S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of its operations, the changes in stockholders’ equity (Company) and the changes in financial position for the years then ended, in conformity with Brazilian accounting practices.

4.

Our audits were conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The accompanying statements of cash flow and of value added for the years ended December 31, 2006 and 2005, presented in order to provide supplemental information, both individual and consolidated, on Aracruz Celulose S.A. and subsidiaries, are not a required part of the basic financial statements. The statements of cash flows and of value added were subjected to the auditing procedures described in the second paragraph above and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rio de Janeiro, January 9, 2007

Original signed by:
DELOITTE TOUCHE TOHMATSU	Amauri Froment Fernandes
Independent Auditors	Accountant
CRC-SP 011609/O-S-ES	CRC-RJ 039012/O-S-ES

Aracruz Celulose S.A. and Subsidiaries

Balance sheets as of December 31
Expressed in thousands of Reais

	Parent Company		Consolidated			Parent Company		Consolidated
Assets	2006	2005	2006	2005	Liabilities and stockholders’ equity	2006	2005	2006	2005
Current Assets					Current liabilities
Cash and cash equivalents	1,736	406	30,717	50,809	Suppliers	140,346	102,421	205,091	196,300
Marketable securities			73,192	29,374	Loans and financings	185,236	363,736	332,613	728,411
Short-term investments	715,370	989,971	1,135,768	1,220,941	Advances from Subsidiaries	144,995	367.995
Accounts receivable - trade	91,675	193,002	590,784	568,582	Dividends/interest on capital invested	245,133	304,361	245,133	304,361
Inventories	213,130	183,253	498,093	439,190	Income tax and social contribution
Tax credits	226,420	205,133	287,698	261,508	on net income	57,698	24,556	64,056	24,623
Advances to suppliers	3,259	5,258	3,871	14,198	Other current liabilities	66,880	64,300	84,635	82,531
Other accounts receivable	35,770	30,697	49,698	53,701		840,288	1,227,369	931,528	1,336,226
Other current assets	7,470	5,840	19,940	21,117
	1,294,830	1,613,560	2,689,761	2,659,420	Noncurrent Liabilities
					Loans and financings	2,365,037	1,010,056	3,224,814	3,252,052
					Advances from Subsidiaries	548,019	1,576,183
Noncurrent Assets					Deferred income tax and social
Long-term Assets					contribution on net income	105,294	69,287	80,750	44,756
					Provision for contingencies and legal
Long-term investments	5,707	5,302	5,707	5,302	obligations being disputed in court	443,774	475,205	450,418	482,094
Advances to suppliers	209,231	170,776	227,374	183,891	Other noncurrent liabilities	71,457	77,690	72,009	82,857
Subsidiaries	6,376	6,189				3,533,581	3,208,421	3,827,991	3,861,759
Tax credits	32,268	8,970	99,948	24,666	Minority Interest			1,900	798
Deposits in court	30,281	22,407	30,281	23,397
Other long-term assets		2,120	32,774	36,625
	283,863	215,764	396,084	273,881
					Stockholders’ Equity
Permanent Assets					Capital stock	1,854,507	1,854,507	1,854,507	1,854,507
Investments	2,844,442	2,089,222	22,570	23,820	Capital reserve	162,210	162,210	162,210	162,210
Property, plant and equipment	4,545,119	4,333,140	6,128,572	5,927,496	Revenue reserves	2,871,780	2,208,447	2,807,970	2,142,839
Deferred charge	285,126	400,282	340,133	464,736	Treasury stock	(8,986)	(8,986)	(8,986)	(8,986)
	7,674,687	6,822,644	6,491,275	6,416,052		4,879,511	4,216,178	4,815,701	4,150,570
					Total Liabilities and Stockholders’
Total Assets	9,253,380	8,651,968	9,577,120	9,349,353	Equity	9,253,380	8,651,968	9,577,120	9,349,353

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Statements of Income for the Years ended December 31
Expressed in thousands of Reais (except earnings per-share)

	Parent Company		Consolidated
	2006	2005	2006	2005
Gross sales revenues
Foreign market	2,145,116	2,089,417	4,209,874	3,632,985
Domestic market	168,209	150,218	175,168	151,424
	2,313,325	2,239,635	4,385,042	3,784,409
Sales taxes and other deductions	(33,916)	(30,393)	(526,707)	(452,154)
Net sales revenues	2,279,409	2,209,242	3,858,335	3,332,255
Cost of products sold	(1,736,632)	(1,591,345)	(2,315,016)	(1,866,647)
Gross profit	542,777	617,897	1,543,319	1,465,608
Operating expenses (revenues)
Selling expenses	67,279	63,043	177,320	164,359
Administrative expenses	106,507	67,357	123,565	93,545
Administrators’ fees	14,569	10,952	14,820	11,174
Financial expenses (revenues)
Expenses	368,877	281,569	484,075	285,035
Revenues	(319,048)	(273,750)	(349,825)	(235,548)
Equity income (loss)	(727,717)	(666,084)	607	3,246
Provision for losses on tax credits	38,039	16,140	38,610	20,322
Amortization of goodwill on acquisition of Riocell	112,577	112,577	112,577	112,577
Other expenses (revenues), net	(12,873)	18,517	2,184	29,219
	(351,790)	(369,679)	603,933	483,929
Operating income	894,567	987,576	939,386	981,679
Non-operating results, net	(657)	(5,767)	(325)	(6,542)
Income before income tax, social contribution,
minority interest and reversal of interest on
capital invested	893,910	981,809	939,061	975,137
Income tax and social contribution	(63,577)	(124,975)	(105,829)	(133,124)

Income before minority interest and	830,333	856,834	833,232	842,013
reversal of interest on capital invested
Minority interest			(1,101)	(19)

Income before reversal of interest on	830,333	856,834	832,131	841,994
capital
invested
Reversal of interest on capital invested	318,000	320,700	318,000	320,700
Net income for the year	1,148,333	1,177,534	1,150,131	1,162,694
Net earnings per batch of one thousand	1,114.25	1,142.58
shares (R$)

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Statements of Changes in Stockholders’ Equity (Parent Company)
Expressed in thousands of Reais

		Capital reserve	Revenue reserves
	Capital	Tax		For	Retained	Treasury
	stock	incentives	Legal	investments	earnings	Stock	Total
As of December 31, 2004	1,854,507	142,858	222,160	1,279,453		(8,150)	3,490,828
Tax incentive		19,352					19,352
Net income for the year					1,177,534		1,177,534
Appropriations to reserves			58,877	647,957	(706,834)
Purchase of Company’s own stock						(836)	(836)
Dividends proposed and interest on
capital invested – proposed and prepaid
(Note 15(b))					(470,700)		(470,700)

As of December 31, 2005	1,854,507	162,210	281,037	1,927,410		(8,986)	4,216,178
Net income for the year					1,148,333		1,148,333
Appropriations to reserves			57,417	605,916	(663,333)
Dividends proposed and interest on
capital invested – proposed and prepaid
(Note 15(b))					(485,000)		(485,000)

As of December 31, 2006	1,854,507	162,210	338,454	2,533,326		(8,986)	4,879,511

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Statements of Changes in Financial Position for the Years ended December 31
Expressed in thousands of Reais

	Parent Company		Consolidated
	2006	2005	2006	2005
Sources of Funds
Funds provided by operations
Net income for the year	1,148,333	1,177,534	1,150,131	1,162,694
Expenses (revenues) not affecting working capital
Depreciation, amortization and depletion	549,859	509,789	646,869	571,683
Equity income (loss)	(727,717)	(666,084)	607	3,246
Deferred income tax and social contribution – long-term	39,298	(35,396)	47,988	(47,061)
Provision for contingencies, net	61,729	158,938	64,101	162,829
Interest and monetary and Exchange variations on
long-term assets and liabilities, net	(189,146)	(232,604)	(188,258)	(306,551)
Provision (reversal) for losses on tax credits	38,039	55,319	38,611	59,676
Amortization of goodwill	894	5,188	894	5,188
Residual valued of permanent assets written off	1,012	3,394	1,532	4,383
	922,301	976,078	1,762,475	1,616,087
Funds provided by third parties
Financings and advances from customers – long-term	2,005,921	451,063	1,926,871	509,213
Dividends received	25,181	56,261
Transfers from permanent and long-term assets
to current assets	12,686	34,568	50,946	51,763

Other funds provided by third parties	10,112	21,437	11,271	21,452
	2,053,900	563,329	1,989,088	582,428
Total Sources of Funds	2,976,201	1,539,407	3,751,563	2,198,515
Uses of Funds
In long-term assets
Transfers from long-term assets - tax credits	72,462	77,464	125,017	87,582
In permanent assets
Investments	53,327	165,038		4,905
Property, plant and equipment	647,694	348,974	724,883	656,984
Deferred charges				1,005
In acquisition of Company’s own stock		836		836
In dividends/interest on capital invested – proposed and paid	485,000	470,700	485,000	470,700
In transfers of financings to current liabilities	1,490,653	819,166	1,768,970	845,452
Other	158,714	79,264	212,654	111,709
Total Uses of Funds	2,907,850	1,961,442	3,316,524	2,179,173
Increase (decrease) in net working capital	68,351	(422,035)	435,039	19,342

Aracruz Celulose S.A. and Subsidiaries
Statements of Changes in Financial Position For the Years ended December 31
Expressed in thousands of Reais				(continued)

	Parent Company		Consolidated
	2006	2005	2006	2005
Summary of changes in net working capital
Current assets
At end of year	1,294,830	1,613,560	2,689,761	2,659,420
At beginning of year	1,613,560	1,687,049	2,659,420	2,293,688
	(318,730)	(73,489)	30,341	365,732

Current liabilities
At end of year	840,288	1,227,369	931,528	1,336,226
At beginning of year	1,227,369	878,823	1,336,226	989,836
	(387,081)	348,546	(404,698)	346,390
Increase (decrease) in net working capital	68,351	(422,035)	435,039	19,342

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
for the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais, unless otherwise stated

(Convenience Translation into English of original previously issued in Portuguese)

1	Operations and background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espírito Santo, with plants located in the Brazilian States of Espírito Santo, Bahia and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber eucalyptus pulp, obtained from eucalyptus timber extracted largely from the Company’s own forests. It has installed production capacity of 3,010 thousand tons per annum, 2,130 thousand tons at the mill in Barra do Riacho -ES, 430 thousand tons at the mill in Guaíba - RS and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A., which has total installed production capacity of 900 thousand tons per year at the mill located in Eunápolis – BA.

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half held by the Swedish-Finnish group Stora Enso. Operations at the Veracel mill, investments in which totaled approximately US$ 1.25 billion, started up in May, 2005 and, already by November it was producing at full capacity. The tree planting plan for Veracel’s eucalyptus forests in the State of Bahia continues to expand.

The Company’s operations are integrated with those of its subsidiaries, jointly-controlled and affiliated, which operate in: (i) the distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”, previously known as “Aracruz Trading Hungary Ltd.”) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a free lease agreement (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (“Ara Pulp”)] and (vi) pulp production (Veracel).

In function of the increase of port rendering services to third parties and to the associated company Veracel, it was verified necessity to perform extension workmanships, reforms and improvements of the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted a financing in the total amount equivalent to R$ 50 million, corresponding in national currency the value of R$ 104,465 [Note 13(e)], to be invested in Phase 1 of the expansion project.

2	Financial Statements Presentation and Summary of Significant Accounting Practices

The Company’s financial statements has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, the most significant of which are as follows:

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

a)	Revenues arise from long-term contracts and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b)	Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

c)	The other short and long-term assets are stated at the lower of cost or net realizable value, including, when applicable, interest accrued through the balance sheet date.

d)

Permanent assets are carried at cost restated by government indices through December 31, 1995, and include the capitalization of net financial charges incurred on fixed assets in progress, combined with the following aspects: (i) investments in subsidiaries, jointly controlled and affiliated companies are recorded by the equity method, based on financial information according to the same accounting practices followed by the Parent Company (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary [Note 12 (i)]; and (v) amortization of the deferred charges over the years that the benefits arising from them current are enjoyed (Note 12).

e)	Current and noncurrent liabilities are stated at their known or estimated values, including accrued financial charges and monetary and exchange variations through the balance sheet date.

f)

Preparation of the financial statements requires Management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories and tax credits, definition of useful lives of fixed assets, amortization of pre-operating expenses and goodwill on acquisitions of corporate investments, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by Management.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

g)	The consolidated financial statements include the following subsidiaries, jointly-controlled and affiliated companies, all as of the Company’s financial reporting date and according to uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited [Note 13(c)]	100

(*) Since Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A., its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel, given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

Summary financial statements of the jointly controlled company Veracel, as proportionally consolidated by Aracruz, are as follows:

	2006	2005
Cash and cash equivalents	401	333
Inventories	66,649	63,099
Permanent assets	1,547,581	1,572,318
Other assets	224,827	181,859
	1,839,458	1,817,609

Suppliers	21,526	30,219
Financings	895,966	932,165
Other liabilities	19,042	22,309
Net equity	902,924	832,916
	1,839,458	1,817,609

Net sales revenues	385,557	164,562
Gross profit	117,030	26,115
Operating income (loss)	68,249	(22,414)
Net income (loss)	13,529	(33,525)

h)	In order to enhance the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company and its subsidiaries, jointly controlled and affiliated companies, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NBC T 3.7 of the Federal Accounting Council - CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders’ capital.

i)	Reclassifications and new pronouncements

In result of the adoption of Deliberations 488/05 and 489/05 issued by the Brazilian Securities Commission (CVM), certain reclassifications have been made to the previous year financial statements, considering the offset of deposits in court at the Parent Company in the amount of R$ 24,966 (Consolidated R$ 29,382) against the respective liabilities recorded as “Provision for contingencies and legal obligations being disputed in court”.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

3	Marketable Securities

As of December 31, 2006 and 2005, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in U.S. Dollars, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd., with original maturities of less than 90 days.

4	Short-term Investments

As of December 31, 2006 and 2005, the Company held units of ownership (quotas) in two exclusive private investment funds and marketable securities in certificates of deposit, with original maturity of over 90 (ninety) days. The funds are comprised principally of Certificates of Deposit and other securities and yields are pegged to the Certificate of Interbank Deposit (CDI), maintained with prime Brazilian financial institutions, with final maturities between January of 2007 and April, 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and are considered by the Company as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	2006	2005
Certificates of Bank Deposit	418,429	460,007
Box of Options – CDI	155,757	324,214
Brazilian Federal Government Bonds	52,224	119,751
Debentures	88,960	85,999
Total	715,370	989,971

As of December 31, 2006, the difference between the Company and Consolidated balances, in the amount of R$ 420,398 (R$ 230,970 in 2005), chiefly refers to CDB’s denominated in Reais held at leading financial institutions in Brazil through the subsidiaries Aracruz Trading International Ltd. and Portocel - Terminal Especializado de Barra do Riacho S.A..

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

5	Accounts Receivable - Trade

	Parent Company		Consolidated
	2006	2005	2006	2005
Domestic customers	18,258	13,622	20,826	13,991
Foreign customers
Subsidiaries	69,091	177,384
Others (third parties)	4,326	1,996	578,650	562,770
Allowance for doubtful accounts			(8,692)	(8,179)
	91,675	193,002	590,784	568,582

6	Inventories

	Parent Company		Consolidated
	2006	2005	2006	2005
Pulp – finished products
At mills	52,838	45,961	71,392	66,247
Overseas			218,315	192,838
Paper – finished products	1,507	1,961	1,507	1,961
Raw materials	60,648	49,121	75,374	61,464
Maintenance supplies / warehouse	98,262	86,384	130,766	116,104
Provision for obsolescence / adjustment to
market value	(424)	(424)	(424)	(424)
Other	299	250	1,163	1,000
	213,130	183,253	498,093	439,190

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

7	Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as purchases and sales of products, purchases of raw materials and contracting of services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.37% to 6.87% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries / Jointly controlled / Affiliated companies

	Parent Company
	2006						2005
				Portocel-
				Terminal
	Aracruz			Especia-	Aracruz
	Trading		Mucuri	lizado de	Produtos de
	International		Agro-florestal	Barra do	Madeira
	Ltd.	Ara Pulp	S.A.	Riacho S.A.	S.A.	Total	Total
Current assets	69,091			3	1,156	70,250	159,354
Long-term assets			6,049	327		6,376	6,189
Current liabilities	144,995			678		145,673	368,849
Long-term liabilities	548,019					548,019	1,576,183
Sales revenues	2,080,785	23,198			6,623	2,110,606	2,087,551
Payment for port services				14,221		14,221	13,550
Purchases of wood and chips							30,166
Financial expenses (income), net	(54,215)	376				(53,839)	(79,537)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(b)	Stockholders and related company

Transactions with Company Stockholders and related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

	Stockholders			Related company
	BNDES – Banco Nacional de
	Desenvolvimento			Cia. de
	Econômico e Social			Navegação
	Note 13 (a)	Banco Votorantin S.A.	Banco Safra S.A.	Norsul	Total
					2006	2005
Current assets		93,197	145,791	178	239,166	341,862
Current liabilities	256,930				256,930	164,038
Long-term assets	1,094,440				1,094,440	1,170,766
Financial revenues, net		15,912	19,328		35,240	56,339
Financial expenses, net	93,330				93,330	46,565
Freight expenses				20,513	20,513	18,057

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

8	Tax Credits and Expenses on Income Tax and Social Contribution

(a) Tax credits
	Parent Company		Consolidated
	2006	2005	2006	2005
Deferred Income Tax and Social Contribution
Tax losses (i)	24,583	35,870	38,250	51,097
Negative results for purposes of social
contribution (i)	31	8,672	4,951	14,154
Temporary differences (ii)
Exchange variation taxed on cash basis	(153,096)	(101,570)	(153,096)	(101,570)
Income tax on unearned income			32,872	33,798
Other	23,188	(12,259)	29,145	(8,437)

Income tax recoverable/offsettable
Income tax and social contribution on net income -
prepaid on estimated basis	73,893	117,485	75,657	117,637
Income tax overpaid	87,971	23,856	87,971	23,856
Income tax withheld on investments in
marketable securities	34,045	31,034	47,162	36,335
Income tax accrued on investments in
marketable securities	5,093	1,494	7,056	1,533
PIS and COFINS contributions	46,375	23,823	105,802	37,400
State Value-Added Tax on circulation of goods and
services – ICMS (iii)	309,090	274,545	333,192	297,734
Provision for loss on ICMS credits (iii)	(299,755)	(265,575)	(304,509)	(269,757)
Other sundry items	1,976	7,441	2,443	7,638
Total	153,394	144,816	306,896	241,418

Shown as:

Current assets	226,420	205,133	287,698	261,508

Long-term assets	32,268	8,970	99,948	24,666

Long-term liabilities	(105,294)	(69,287)	(80,750)	(44,756)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(i)

The deferred tax credits arising from accumulated tax losses and negative results for social contribution purposes at Veracel (on proportional basis) have been recorded as of December 31, 2006 backed up by economic viability studies approved by that company’s management bodies. The breakdown of the Veracel balances and their expectations for realization are itemized year to year, as prescribed by CVM Instruction n° 371/02, and detailed below:

	2009	2010	2011 to 2013	Total
Income Tax	1,244	2,231	13,697	17,172
Social Contribution	1,791	3,213	1,178	6,182
Total	3,035	5,444	14,875	23,354

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales will have the required synergy with the Company’s international distribution network. The economic viability study indicates full realization of the tax credits by the year 2013.

The remaining balance of R$ 24,583 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes at Aracruz. This balance is linked to the assessment notice regarding offset of the BEFIEX tax loss (Note 18(e)).

(ii)

The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)

Since the promulgation of Federal Law n° 87, on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo.

In September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes. The legislation in question, along with the modifications introduced by a new law in June of 2006, establishes that the companies should file for the right to carry out such transactions by no later than October 31, 2006. On December 20, 2006, Article 3 of State Law No. 8448 extended this final deadline to June 29, 2007. The Company has initiated such efforts and foresees good possibilities of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities. In May of 2006, the Company carried out the first sale of ICMS credits to third parties in the amount of R$ 1,339 thousand, with a discount of R$ 402 thousand, and in November of 2006 a second one in the amount of R$ 9,092 thousand, with a discount of R$ 2,819 thousand.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

The amount of R$ 9,335 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of its operations. The amount of R$ 25,683 at the Consolidated level refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses. Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities. According to its best estimates and judgment at present, the management of the jointly controlled subsidiary company believes that the provision set up as of December 31, 2006 is adequate and reflects the tax strategy to be adopted in the future.

(b)	Income Tax and Social Contribution reflected in results originate from:

	Parent Company		Consolidated
	2006	2005	2006	2005
Income before income tax, social contributions and
minority interest	893,910	981,809	939,061	975,137
Income tax and social contribution at enacted
rate of 34%	(303,929)	(333,815)	(319,281)	(331,547)
Equity pick-up from subsidiaries with differentiated
rates or income not subject to taxation	246,566	218,214	219,290	207,789
Depreciation, amortization, depletion and disposals -
Article 2 of Law n° 8.200/91	(2,347)	(2,551)	(2,347)	(2,551)
Contributions and donations	(3,294)	(820)	(3,294)	(820)
Other effects of permanent differences	(573)	(6,003)	(197)	(5,995)

Income Tax and Social Contribution	(63,577)	(124,975)	(105,829)	(133,124)

Current portion	(27,570)	(165,026)	(68,909)	(203,484)

Deferred portion	(36,007)	40,051	(36,920)	70,360

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

9	Advances to Suppliers – Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of December 31, 2006 advances of funds amounted to R$ 209,231 (Consolidated R$ 227,374), compared with R$ 170,776 (Consolidated R$ 183,891) as of December 31, 2005, which will be recovered against the delivery of the wood by the producers.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

10 Investments	2006											2005
(a) Parent Company
				Portocel-
				Terminal						Aracruz
			Mucuri	Especia-		Aracruz	Aracruz			Produtos
	Veracel		Agro-	lizado	Aracruz	Celulose	Trading			de
	Celulose		florestal	de Barra do	Trading	(USA),	International		Riocell	Madeira
	S.A.		S.A.	Riacho S.A.	S.A.	Inc.	Ltd	Ara Pulp	Limited	S.A	Total	Total
In subsidiaries, jointly controlled and
affiliated companies

Share of voting capital - %	50		100	51	100	100	100	100	100	33.33

Information as of December 31, 2006:
Subscribed and paid-in capital	1,878,286		72,300	1,573	208	43	428	28	48	145,655
Shareholders’ equity	1,805,848		70,175	3,877	340	1,822,684	12,148	124	1,778	58,987
Net income (loss) for the year	27,057			2,247	132	807,807	1,445	89	(9)	(1,821)

Changes in investment account
At beginning of year	832,916		70,175	831	23,529	1,111,096	11,718	3,459	1,957	20,269	2,075,950	1,301,089
Paying in of capital (i)	53,327										53,327	165,038
Reduction of capital and distribution of
dividends at subsidiary (ii)					(21,777)			(3,404)			(25,181)	(56,261)
Equity pick-up (iii)	16,681	*		1,146	(1,412)	711,588	431	69	(179)	(607)	727,717	666,084
	902,924		70,175	1,977	340	1,822,684	12,149	124	1,778	19,662	2,831,813	2,075,950

Goodwill on acquisition of investment (iv)	50,305										50,305	50,305
Amortization/allocation by incorporation of
goodwill (iv)	(40,564)										(40,564)	(39,670)
	912,665		70,175	1,977	340	1,822,684	12,149	124	1,778	19,662	2,841,554	2,086,585
Other investments											2,888	2,637
Total											2,844,442	2,089,222

* - The difference between the income and equity result relates to the tax incentive booked under shareholders’ equity in the amount of R$ 3,153.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(i)	Under the capitalization plan of Veracel, during 2006, capital increases were carried out in the amount of R$ 53,327, as described in Note 1.

(ii)

During the year 2006, subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 21,777 (R$ 51,299 in 2005), and Ara Pulp distributed dividends in the amount of R$ 3,404 (R$ 4,962 in 2005).

(iii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iv)

The goodwill paid on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, of which the amount of R$ 40,564 was amortized through December 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)	Consolidated

The consolidated balance of stakes in affiliated and jointly controlled companies, in the amount of R$ 19,662 (R$ 21,163 in 2005), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

11	Property, Plant and Equipment

		2006			2005
	Annual		Accumulated
	depreciation		depreciation
	rate - %	Cost	and depletion	Net	Net
Parent Company
Lands		764,003		764,003	594,151
Industrial and forestry equipment	4 to 25	4,358,622	(2,164,566)	2,194,056	2,263,569
Forests	(*)	986,768	(123,590)	863,178	739,652
Buildings and improvements	4 and 10	975,128	(525,467)	449,661	447,964
Data processing equipment	20	90,633	(75,007)	15,626	18,359
Administrative and other assets	4, 10 and 20	168,450	(84,020)	84,430	94,936
Advances to suppliers		66,387		66,387	6,462
Construction in progress		107,778		107,778	168,047
Total Company		7,517,769	(2,972,650)	4,545,119	4,333,140

Subsidiaries and jointly held company
Lands		205,355		205,355	158,592
Industrial and forestry equipment	4 to 20	1,024,151	(98,489)	925,662	1,022,485
Forests	(*)	186,840	(50,462)	136,378	119,535
Buildings and improvements	4 and 10	294,285	(22,576)	271,709	218,449
Data processing equipment	20	4,781	(1,941)	2,840	2,016
Administrative and other assets	4, 10 and 20	20,282	(5,390)	14,892	12,206
Advances to suppliers		262		262	5,430
Construction in progress		26,355		26,355	55,643
Total Consolidated		9,280,080	(3,151,508)	6,128,572	5,927,496
(*) Depleted as per criterion described in Note 2 (d).

Depreciation and depletion calculated for the years 2006 and 2005 have been appropriated as follows:
				2006	2005
Industrial and forestry costs				429,078	389,199
Operating expenses				5,624	5,433
Company				434,702	394,632

Industrial and forestry costs				87,150	52,904
Operating expenses				408	491
Consolidated				522,260	448,027

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

12	Deferred Charges

	Amortization
	(number of years)	2006	2005
Parent Company
Pre-operating expenditures	10	25,885	25,885
Administrative and product development expenses	3 a 10	133	133
Riocell S.A. goodwill - upstream merger	5	562,883	562,883
		588,901	588,901
Accumulated amortization		(303,775)	(188,619)
		285,126	400,282
Total Parent Company

Subsidiaries and jointly controlled company
Forests (i)	94,465	94,465
Other	107	108
	94,572	94,573
Accumulated amortization	(39,565)	(30,119)
	55,007	64,454

Total Consolidated	340,133	464,736

Amortization expenses in the years 2006 and 2005 were allocated as follows:
	2006	2005
Industrial and forestry costs	2,579	2,579
Amortization of goodwill – upstream merger of
Riocell S.A.	112,577	112,577
	115,156	115,156
Parent Company
Industrial and forestry costs	9,447	8,498

Consolidated	124,603	123,654

(i)	Amortization of the deferred forestry charges is proportional to the depletion of the areas planted with eucalyptus trees.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

13	Loans and Financings

		Parent Company		Consolidated
	Annual interest
	rate (%)	2006	2005	2006	2005
Brazilian currency (Reais)
Loans indexed to the Long-Term Interest Rate (TJLP)	7.0 to 11.50	555,923	525,227	1,053,633	1,015,385
Loans indexed to a basket of currencies	7.45 to 10.01	84,787	94,503	297,737	319,419
Export credit note				111,188
Loans indexed to other currencies	8.75	10,449	5,208	12,975	7,754

Foreign currency (U.S. Dollars)
Loans linked to operations for securitization of
export receivables	5.98 to 7.05				1,674,507
International Finance Corporation (IFC)	7.42		117,421		117,421
Advances for exchange contracts / prepayments	5.75 to 6.87	1,895,139	618,390	1,895,139	618,390
Import financing	3.82 to 6.20	3,975	13,043	3,975	13,043
Other loans / financings	4.56 to 6.88			182,780	214,544
Total loans and financings		2,550,273	1,373,792	3,557,427	3,980,463

Portion falling due short-term (including interest payable)		(185,236)	(363,736)	(332,613)	(728,411)

Portion falling due long-term

2007			209,911		677,830
2008		137,536	176,240	278,681	646,404
2009		75,471	87,906	222,414	459,976
2010		64,591	113,952	206,671	460,901
2011 to 2016		2,087,439	422,047	2,517,048	1,006,941
		2,365,037	1,010,056	3,224,814	3,252,052

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the National Bank for Economic and Social Development - BNDES, in the total amount of R$ 595,869, to be amortized in the period from 2014 to 2016, of which R$ 156,251 has already been released, subject to interest varying from 7.45% to 8.90% p.a.

As of December 31, 2006, Aracruz had financings in the total amount of R$ 636,164 (December 31, 2005 - R$ 617,464), from its stockholder BNDES, subject to interest varying between 7.45% and 10.5% p.a., to be amortized in the period between 2007 and 2016.

Except for the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company’s lands and forests, as well as by a statutory lien on financed machinery and equipment.

As regards Veracel, as of December 31, 2006 BNDES financings amount to R$ 704,341 (as of December 31, 2005 - R$ 705,458), subject to interest varying from 7.0% to 9.5%, to be amortized in the period from January, 2007 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

(b)	International Finance Corporation (IFC)

On April 12, 2006, Aracruz settled in advance, without paying any bonus, the loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank, in the amount of US$ 50 million, with interest of 7.42% p.a., originally falling due between 2007 and 2014.

(c)	Operation for securitization of export accounts receivable

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) in which the Company has no equity stake or power to influence its management. Under this agreement, such entity received and advanced to the Company US$ 250 million through issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In February 2004, Aracruz Trading International Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. The funds from these operations were transferred to Aracruz as advance payments for future pulp purchases.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

The table below summarizes the terms and conditions of the three tranches under the original securitization program:

				Outstanding
	Original credit	Interest		balance
Tranche/Issue	line (US$ Th.)	% p.a.	Final due date	December, 2005
February 2002	250,000	5,984	February 2009	370,907
August 2003	400,000	7,048	September 2011	885,065
May 2004	175,000	6,361	May 2012	409,623
	825,000			1,665,595

As disclosed in Note 21 (d), Aracruz has provided collateral and guarantees in relation to these issues.

In order to reduce financing costs and improve its debt profile, in March of 2006 the Company exercised its right to make early settlement in full of the secured export notes issued in February, 2002, and also made an offer to repurchase, on a voluntary sign-on basis, to the holders of the same notes issued in August of 2003 and May of 2004, thus bringing about early settlement of approximately 56% of its securitization debt. In September of 2006, the Company exercised its right to make a full early settlement of the secured export notes issued in August of 2003 and, in December of 2006 it also made a full early settlement of the secured export notes issued in May of 2004, thus bringing about full settlement of the entire debt. The following table details the early settlement of the principal and premium paid:

Tranche (Issue)	Principal Settled Early	Premium
February 2002	312,129	4,520
August 2003	745,398	31,221
May 2004	351,676	9,896
	1,409,203	45,637

The amount of the premium disbursed in the operation for early payment of the securitization debt has been booked as financial expenses for the year.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(d) Export prepayment operations

By way of substitution for the early redemption of the program for securitization of the Company’s accounts receivable, during the year 2006 prepayment operations were contracted with various banks in the total amount of US$ 759 million, with interest rates varying between 5.11% p. a. and 6.41% p. a. , with semi-annual payments and maturities of principal between March, 2008, and September of 2014, thus lengthening the average profile for amortization of the Company’s gross indebtedness and reducing the funding cost of the financings.

As of December 31, 2006, Aracruz had export prepayment operations with various banks, in the total amount of US$ 874 million, at interest rates varying between 5.75% and 6.48% p. a. , with semi- annual payments and maturity of the principal falling due between September of 2010 and September, 2014.

(e) Export credit note

In May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S. A. , contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013, in order to expand port facilities. Tied with this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p. a.

14 Financial Instruments (CVM Instruction n° 235/95)

(a) Risk management

Aracruz and its subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U. S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of December 31, 2006 is represented by future dollar contracts through the Brazilian Futures Market (BM&F), with outstanding value to be received of R$ 3 million (as of December 31, 2005 the position was likewise represented by BM&F future dollar contracts). During the year 2006, the derivative financial instruments had a positive yield of R$ 89 million (R$ 76 million in 2005).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(b)	Balance sheet (consolidated) classified by currency/index

	2006
	U.S.	Other	Local	Un-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	718,384	2,283	1,135,768	833,326	2,689,761
Long-term assets	625		35,988	359,471	396,084
Permanent assets				6,491,275	6,491,275
Total	719,009	2,283	1,171,756	7,684,072	9,577,120

Liabilities and equity
Current liabilities	116,538	52,506	224,127	538,357	931,528
Long-term liabilities and
minority interest	2,025,914	245,230	1,404,087	154,660	3,829,891
Stockholders’ equity				4,815,701	4,815,701
Total	2,142,452	297,736	1,628,214	5,508,718	9,577,120

	2005
	U.S.	Other	Local	Un-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	639,799	6,761	1,220,941	791,919	2,659,420
Long-term assets	6,746		5,302	261,833	273,881
Permanent assets				6,416,052	6,416,052
Total	646,545	6,761	1,226,243	7,469,804	9,349,353

Liabilities and equity
Current liabilities	653,365	25,001	147,114	510,746	1,336,226
Long-term liabilities and
minority interest	2,081,286	294,741	882,235	604,295	3,862,557
Stockholders’ equity				4,150,570	4,150,570
Total	2,734,651	319,742	1,029,349	5,265,611	9,349,353

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(c)	Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of December 31, 2006 can be summarized as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	1,736	1,736	30,717	30,717
Marketable securities			73,192	73,192
Short- and long-term investments	721,077	721,077	1,141,475	1,141,475

Liabilities
Short- and long-term financings
(including interest)	2,550,273	2,550,273	3,557,427	3,557,427

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15 Stockholders’ Equity

(a) Capital and reserves

As of December 31, 2006 and 2005, the Company’s authorized capital is R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,020 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S. A..

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the year, were R$ 13.00, R$ 13.50 and R$ 13.13 per share, respectively.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

The Company presents below a table showing the rights, privileges and conversion policies with respect to its shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares

Voting Rights	Yes	• No, except in the event of	• No, except in the event of
		non-payment of dividends for 3 (three)	non-payment of dividends
		consecutive years. In this case,	for 3 (three) consecutive
		the preferred stockholders shall	years. In this case, the
		retain such voting rights until	preferred stockholders
		such time as the past-due	retain such voting rights
		dividends are paid.	until such time as the past-
due dividends are paid.

Privileges	None	• Priority in reimbursement of	• Priority in reimbursement
		capital in the event of liquidation	of capital in the event of
		of the Company;	liquidation of the Company;

		• Right to receive a dividend that	•Right to receive a
		is 10% higher than that paid to	dividend that is 10% higher
		each common share;	than that paid to each
common share.
• Priority in receiving a
minimum dividend of 6% p.a.,
calculated based on the amount of
the capital represented by such
shares and divided equally among
them.

Conversion	None	May be converted into Class B	Cannot be converted into
Characteristics		preferred shares at any time, at the	either Class A preferred
		discretion of the stockholder, who	shares or common shares.
has to cover the respective costs of
this conversion. Conversion rate:
1:1.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

In the proposal for destination of income for the year ended December 31, 2006, a retention of earnings is foreseen in the amount of R$ 605,917, to be recorded under the Investment Reserve. This reserve is intended to cover Company investment plans, which will be object of appreciation in the next Annual General Meeting (AGM), to occur in April of 2007.

Based on the investment plans approved in previous years, the forthcoming Annual General Meeting (AGM) will deliberate on the proposal of Management to increase the Company’s capital stock in the amount of R$ 1,017,273 using part of the accumulated balance in Revenue Reserves.

(b)	Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law n° 9.249 of December 26, 1995, the Company’s Management elected, during 2006 and 2005, to pay interest on capital invested (stockholders’ equity) to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 318,000 and R$ 320,700, respectively.

Based on the Company’s operating cash generating capacity and in addition to the interest on capital invested already declared, Management is proposing to the AGM distribution of dividends for the year 2006 in the amount of R$ 167,000, which works out to R$ 151.63 per batch of one thousand Class A and B preferred shares and R$ 153.47 per batch of one thousand common shares. The basis for calculating these dividends can be shown as follows:

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

	2006	2005
Parent Company’s net income for the year	1,148,333	1,177,534
Appropriation to legal reserve	(57,417)	(58,877)

Adjusted net income	1,090,916	1,118,657
Minimum percentage	25%	25%

Minimum annual dividend	272,729	279,664
Interest on shareholders capital / dividends proposed	485,000	470,700

(c) Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV, Article 16, of the Company’s Bylaws and Articles 1 and 8 of CVM Instruction n° 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of December 31, 2006, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market value of which as of that date was R$ 13.00 and R$ 13.13, respectively, per batch of one thousand shares.

16 Employee postretirement benefit plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors the ARUS Retirement Plan and, during 2006 its total contribution was approximately R$ 6,107 (R$ 5,340 in 2005).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution CPC n° 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the plan’s assets.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of December 31, 2006, the Company’s assets were insured against losses for a total amount of approximately US$ 600,000, corresponding to the maximum limit of indemnity per event.

18	Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Parent Company and all its subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of December 31, 2006. The breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is presented as follows, on a consolidated basis:

			2006
	Deposit	Amount	Total
	in court	provisioned	net
Provision for contingencies
Labor	17,759	(30,150)	(12,391)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	22,283		22,283
IRPJ/CSL – Full offset of accumulated tax losses
and negative results (f)		(64,357)	(64,357)
Other tax cases	12,492	(12,667)	(175)

Subtotal	52,534	(114,874)	(62,340)

Legal obligations being disputed in court
PIS/COFINS – Law n° 9.718/98 (c)		(158,915)	(158,915)
CSLL – Non-incidence on export revenues (d)		(191,612)	(191,612)
Other	10,021	(17,291)	(7,270)

Subtotal	10,021	(367,818)	(357,797)

Total	62,555	(482,692)	(420,137)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

			2005
	Deposit	Amount	Total
	in court	provisioned	net
Provision for contingencies
Labor	20,235	(39,074)	(18,839)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	16,981		16,981
IRPJ/CSL – Full offset of accumulated tax losses
and negative results (f)		(109,203)	(109,203)
Other tax cases	8,197	(7,430)	767

Subtotal	45,413	(163,407)	(117,994)

Legal obligations being disputed in court
PIS/COFINS – Law n° 9.718/98 (c)		(148,512)	(148,512)
CSLL – Non-incidence on export revenues (d)		(174,261)	(174,261)
Other cases	7,366	(25,296)	(17,930)

Subtotal	7,366	(348,069)	(340,703)

Total	52,779	(511,476)	(458,697)

(a)	Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices (economic plans) on fines of 40% of the FGTS and claims for additional compensation for alleged hazardous/unhealthy working conditions.

In collective suits involving the latter claims that some of the employees at the industrial units have made, the Labor Panels have partially accepted their Union’s cases. The Company appealed to higher labor court levels. Nevertheless, in October 2006 an agreement was signed covering all the class action suits involving hazardous pay supplements and indemnity for unhealthy working conditions at the Barra do Riacho, for total indemnities of R$ 6.3 million.

As of December 31, 2006, the Parent Company maintained provisions in the approximate amounts of R$ 26,600 (Consolidated - R$ 30,100), in order to cover unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 11,600 (Consolidated - R$ 17,800).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted indirect salaries (remuneration in kind) and, consequently, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000.

As of December 31, 2006, the Company’s deposits in court in relation to this case amounted to approximately R$ 22,300. Based on the advice of its legal counsel, indicating the possibility of loss in this case as possible, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law n° 9.718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law n° 10.684/03, the current balance of which is approximately R$ 54,100, and maintained only the claims regarding exchange differences. Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The remaining amount, related to exchange variation for the period from February 1999 to September 2003, is approximately R$ 158,900 as of December 31, 2006, already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months of July to December of 2006, is roughly R$ 3,600, already updated according to the SELIC rate.

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 191,600 as of December 31, 2006, for which it maintains a provision.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Parent Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of case law development (jurisprudence), the Company decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, such that the requirement to pay the tax credit has been suspended and, in addition, it has maintained the lawsuit questioning the cited deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed related to full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX (Note 18(e)).

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Notwithstanding, in order to avoid a fine, the Parent Company has made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit, is R$ 64,300 as of December 31, 2006.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(g) ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to pay part of the amount assessed and challenged the total amount of R$ 75.5 million. Based on the opinion of its external legal counsel, which indicated a probability of loss in court between remote and possible, no provision has been set up to cover any unfavorable decisions in this case.

(h) Other

Based on the opinion of its legal counsel, the Company maintains on its accounting records a provision for other tax contingencies with probable possibility of loss in the total amount of R$ 28,200 (R$ 37,600 Consolidated relating to tax and civil cases involving subsidiaries and jointly controlled subsidiary). For these other contingencies, the Parent Company has on deposit in court the amount of approximately R$ 22,300 (Consolidated R$ 22,500).

19 Tax incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree n° 4.213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), after ADENE has approved the respective reports.

On January 9, 2004, the Company received Official Letter n° 1.406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

In December of 2005, the Company received an Assessment Notice drawn up by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

20	Reconciliation of Stockholders’ Equity and Results of Operations – Parent Company and Consolidated

	December 31,	December 31,
	2006	2005
Stockholders’ Equity
Stockholders’ Equity – Parent Company	4,879,511	4,216,178
Unrealized earnings	(122,830)	(117,357)
Unrealized shipping expenses	26,148	17,951
Income tax and social contribution on
unrealized earnings	32,872	33,798

Stockholders’ Equity – Consolidated	4,815,701	4,150,570

Results of Operations for the Year

Net income for the year – Parent Company	1,148,333	1,177,534

Unrealized earnings	(5,473)	(21,146)
Unrealized shipping expenses	8,197	(1,339)
Income tax and social contribution on
unrealized earnings	(926)	7,645

Results of operations for the year – Consolidated	1,150,131	1,162,694

21	Commitments

(a)	Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buy a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed-upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(b)	Wood supply

The Company entered into a loan agreement with Suzano Papel e Celulose S.A. to obtain a loan of 1,700 thousand m³ of eucalyptus wood, which were received by September of 2005. The remaining balance as of December 31, 2006 is 1,500 m³ of eucalyptus wood and, based on its present forest formation costs, the Company set up a provision in the amount of R$ 15,898 under liabilities. The agreement establishes that the equivalent volume must be returned in similar operating conditions between 2006 and 2008.

(c)	Indian Communities – Terms of Settlement

In the first semester of 1998, the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings n° 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor - suspended all commitments to the Indian communities under the TAC’s as of May 2005.

As of December 31, 2006, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions n° 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling n° 1.299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it is confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

(d)	Guarantees

As of December 31, 2006, collateral signatures and other such guarantees granted to other subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Veracel Celulose S.A.	886,924
Portocel – Terminal Especializado de Barra do Riacho S.A.	104,460
Total	991,384

22	Sales by Geographic Area

The Company’s exports, classified by geographic area, can be broken down as follows:

	December 31
	Parent Company		Consolidated
	2006	2005	2006	2005
North America	866,951	775,970	1,437,931	1,321,955
Europe	657,357	879,127	1,765,789	1,553,432
Asia	579,675	395,911	965,021	612,506
Other continents	41,133	38,409	41,133	145,092
Total	2,145,116	2,089,417	4,209,874	3,632,985

Geographical areas are determined based on the location of the Company’s customers.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

23	Financial Revenues (Expenses)

	Parent Company		Consolidated
	2006	2005	2006	2005
Financial revenues
Revenues from marketable securities	109,296	234,117	168,035	252,565
Asset monetary/exchange variations	(21,607)	(18,404)	(51,936)	(78,177)
Results of derivative operations	199,090	50,543	199,090	50,543
Other financial revenues	32,269	7,494	34,636	10,617

Subtotal	319,048	273,750	349,825	235,548

Financial expenses
Expenses on financial operations	217,588	255,065	327,749	271,192
Interest on capital invested	318,000	320,700	318,000	320,700
Liability monetary/exchange variations	(237,447)	(380,942)	(247,161)	(403,248)
Other financial expenses	70,736	86,746	85,487	96,391

Subtotal	368,877	281,569	484,075	285,035

Total net	(49,829)	(7,819)	(134,250)	(49,487)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

1	Statement of Cash Flows

	Parent Company		Consolidated
	2006	2005	2006	2005
Operating activities
Net income for the year	1,148,333	1,177,534	1,150,131	1,162,694
Adjustments to reconcile net income to
cash provided by operating activities
Depreciation, amortization and depletion	549,859	509,789	646,869	571,683
Equity pick-up	(727,717)	(666,084)	607	3,246
Deferred Income Tax and Social Contribution	36,007	(40,051)	36,920	(64,502)
Monetary and exchange variations	(207,258)	(346,342)	(177,808)	(308,875)
Tax incentives – ADENE		19,352		19,352
Provision for contingencies, net	61,729	158,940	64,100	162,828
Provision for losses on tax credits	38,040	(66,986)	36,688	(62,803)
Amortization of goodwill	894	5,188	894	5,188
Residual value of permanent assets
disposed of	(222)	1,459	(555)	2,231

Decrease (increase) in assets
Securities	(22,499)	(111,886)	(42,903)	(108,088)
Dividends received from Subsidiaries	25,180	56,261
Accounts receivable	39,915	37,133	(98,635)	(194,121)
Inventories	(29,877)	(30,384)	(58,903)	(124,971)
Tax credits	(82,625)	(31,750)	(139,805)	(57,555)
Other items	15,420	(6,958)	30,387	(7,330)

Increase (decrease) in liabilities
Suppliers	25,995	(25,964)	(1,786)	(29,496)
Advances from Subsidiaries (including interest)	(1,107,364)	108,275
Interest on loans and financings	23,790	(2,134)	18,863	(231)
Income Tax (IRPJ) and Social Contribution
on Net Income (CSLL)	33,142	(49,193)	38,947	(62,459)
Provisions for contingencies	(118,126)	(4,351)	(125,158)	(4,353)
Other items	12,709	296	9,991	13,940

Cash provided by operating activities	(284,675)	692,144	1,388,844	916,378

Aracruz Celulose S.A. and Subsidiaries

Supplementary Information
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)	(continued)

	Parent Company		Consolidated
	2006	2005	2006	2005
Investing activities
Short- and long-term investments	296,695	214,767	127,667	(20,000)
Permanent assets:
Investments	(53,327)	(165,038)
Property, plant and equipment	(647,694)	(348,974)	(724,883)	(656,984)
Deferred charges				(1,005)
Capital increase at affiliated company				(4,905)
Amounts received for sale of
permanent assets	1,234	1,934	2,086	2,152

Cash used in investing activities	(403,092)	(297,311)	(595,130)	(680,742)

Financing activities
Loans and financings
Additions	2,329,838	1,416,796	2,667,918	1,809,323
Payments	(1,096,513)	(1,478,237)	(2,886,643)	(1,778,677)
Treasury stock		(836)		(836)
Dividends / interest on capital invested	(544,228)	(344,031)	(544,228)	(344,031)

Cash used in financing activities	689,097	(406,308)	(762,953)	(314,221)

Effects of exchange variation on cash
and cash equivalents			(7,035)	(16,356)

Net increase (decrease) in cash and
marketable securities	1,330	(11,475)	23,726	(94,941)

Cash and marketable securities at
beginning of year	406	11,881	80,183	175,124

Cash and marketable securities at end
of year	1,736	406	103,909	80,183

Aracruz Celulose S.A. and Subsidiaries

Supplementary Information
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)

2	Statement of Value Added

	Parent Company
	2006	%	2005	%
Revenues	2,312,522		2,233,715
Raw materials from third parties	(1,276,795)		(1,033,395)
Gross value added	1,035,727		1,200,320
Retentions
Depreciation, amortization and depletion	(549,859)		(509,789)
Net value added generated	485,868		690,531
Received in transfers
Financial revenues – including monetary
and exchange variations	319,048		273,750
Equity income	727,717		666,084
	1,046,765		939,834
Value added for distribution	1,532,633	100	1,630,365	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	108,073	7	294,620	18
Support, sponsorships and donations	9,517		9,011	1
	117,590	7	303,631	19
Employees	228,301	15	198,422	12
Remuneration of capital provided by third
parties/financiers
Financial expenses (revenues)	38,409	3	(49,222)	(3)
Remuneration of capital invested (dividends
and interest on capital invested)	485,000	32	470,700	29
Retained earnings	663,333	43	706,834	43
Total distributed and retained	1,532,633	100	1,630,365	100

Aracruz Celulose S.A. and Subsidiaries

Supplementary Information
For the Years ended December 31, 2006 and 2005
Expressed in thousands of Reais (except as indicated otherwise)	(continued)

	Consolidated
	2006	%	2005	%
Revenue	3,890,967		3,351,524
Raw materials from third parties	(1,827,282)		(1,320,220)
Gross value added	2,063,685		2,031,304
Retentions
Depreciation, amortization and depletion	(646,869)		(571,683)
Net value added generated	1,416,816		1,459,621
Received in transfers
Financial revenues – including monetary
and exchange variations	349,825		235,547
Equity income	(607)		(3,245)
	349,218		232,302
Value added for distribution	1,766,034	100	1,691,923	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	168,572	9	314,884	19
Support, sponsorship and donations	17,519	1	12,292
	186,091	10	327,176	19
Employees	278,545	16	251,253	15
Remuneration of capital provided by third
parties/financiers
Financial expenses (revenues)	151,267	9	(49,201)	(3)
Remuneration of capital invested (dividends
and interest on capital invested	485,000	27	470,700	28
Retained earnings	665,131	38	691,995	41
Total distributed and retained	1,766,034	100	1,691,923	100

* * * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer